                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.____)*

                        Crown Castle International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228227-10-4
         --------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 5, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   1     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon Brothers International Limited ("SBIL")

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) /_/

              (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

              England
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,713,536
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,713,536
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,713,536
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, BD
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   2     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
               NAMES OF REPORTING PERSONS
     1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Salomon Brothers Europe Limited ("SBEL")

------------- ------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) /_/

               (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               AF
------------- ------------------------------------------------------------------
     5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               England
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,713,536**
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,713,536**
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,713,536**
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents shares beneficially owned by SBIL.

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   3     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon International LLC ("SI")

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) /_/

              (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,713,536
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,713,536
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,713,536
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


**Represents shares beneficially owned by SBIL.

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   4     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon Brothers Holding Company Inc ("SBHC")

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) /_/
              (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,812,327**
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,812,327**
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,812,327**
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


**Represents 17,713,536 shares beneficially owned by SBIL and 98,791 shares beneficially owned by other subsidiaries of SBHC.

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   5     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Salomon Smith Barney Holdings Inc. ("SSBH")

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) /_/
              (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,869,069**
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,869,069**
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,869,069**
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


**Represents 17,713,536 shares beneficially owned by SBIL and 155,533 shares beneficially owned by other subsidiaries of SSBH.

----------------------                              ----------------------------
CUSIP NO. 228227-10-4         SCHEDULE 13D          PAGE   6     OF   71   PAGES
          -----------                                    -----       ----
------------- ------------------------------------------------------------------
              NAMES OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) /_/
              (b) X
------------- ------------------------------------------------------------------
     3         SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)              /_/
------------- ------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------- ----------- -----------------------------------------
          NUMBER OF            7        SOLE VOTING POWER

            SHARES                      0
                           ----------- -----------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY                     17,869,069**
                           ----------- -----------------------------------------
        EACH REPORTING         9        SOLE DISPOSITIVE POWER
                                        0
            PERSON
                           ----------- -----------------------------------------
             WITH             10        SHARED DISPOSITIVE POWER
                                        17,869,069**
-------------------------- -----------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,869,069**
------------- ------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                    /_/
------------- ------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.7%
------------- ------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               CO, HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Represents 17,713,536 shares beneficially owned by SBIL and 155,533 shares beneficially owned by other subsidiaries of Citigroup.

                                  SCHEDULE 13D

      Item 1.     SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp. (the "Company"). The principal executive offices of the Company are located at 510 Bering Drive, Suite 500, Houston, Texas 77057.

      Item 2.     IDENTITY AND BACKGROUND.

                  Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Salomon Brothers International Limited, an English corporation ("SBIL"), Salomon Brothers Europe Limited, an English corporation ("SBEL"), Salomon International LLC, a Delaware limited liability company ("SI"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc., a New York corporation ("SSBH"), and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons").

      SBIL

(a)      Name:  Salomon Brothers International Limited
(b) Address of Principal Place of Business and Office: Victoria Plaza, 111 Buckingham Palace Road, London, England SW1W OSB, United Kingdom
(c)      Principal Business: Investment banking
(d)      Criminal Proceedings: None
(e)      Civil Proceedings: None
(f)      Place of Organization: England

      Officers and Directors: See Exhibit A attached hereto, which is incorporated herein by reference with respect to each executive officer and director of SBIL.

      SBEL

(a)      Name:  Salomon Brothers Europe Limited
(b) Address of Principal Place of Business and Office: Victoria Plaza, 111 Buckingham Palace Road, London, England SW1W OSB, United Kingdom
(c)      Principal Business:  Financial services holding company
(d)      Criminal Proceedings: None
(e)      Civil Proceedings: None
(f)      Place of Organization: England


                               Page 7 of 71 pages

     SI

(a)      Name:  Salomon International LLC
(b) Address of Principal Place of Business and Office: Victoria Plaza, 111 Buckingham Palace Road, London, England SW1W OSB, United Kingdom
(c)      Principal Business:  Financial services holding company
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Place of Organization:  Delaware

     SBHC

(a)      Name:  Salomon Brothers Holding Company Inc
(b) Address of Principal Place of Business and Office: 388 Greenwich Street, New York, New York 10013
(c)      Principal Business:  Financial services holding company
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Place of Organization:  Delaware

     SSBH

(a)      Name:  Salomon Smith Barney Holdings Inc.
(b) Address of Principal Place of Business and Office: 388 Greenwich Street, New York, New York, 10013
(c)      Principal Business:  Financial services holding company
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Place of Organization:  New York

     CITIGROUP

(a)      Name:  Citigroup Inc.
(b) Address of Principal Place of Business and Office: 153 East 53rd Street, New York, New York, 10043
(c)      Principal Business:  Financial services holding company
(d)      Criminal Proceedings:  None
(e)      Civil Proceedings:  None
(f)      Place of Organization:  Delaware


                               Page 8 of 71 pages

      Officers and Directors: See Exhibit B attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Citigroup.

      Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On July 5, 2000, SBIL purchased 17,713,536 shares of Common Stock (the "Covered Shares") from Transmission Future Networks B.V. ("TFN") for a total purchase price of $504,835,776. All interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired with the working capital of SBIL and other subsidiaries of Citigroup.

      Item 4.     PURPOSE OF TRANSACTION.

      SBIL acquired the Covered Shares in the ordinary course of its business in connection with its investment banking activities. Citigroup and its subsidiaries acquired the other shares of Common Stock covered by this
      Schedule 13D in the ordinary course of their respective businesses. The acquisition of the Covered Shares was made in connection with the disposition by France Telecom S.A. ("FT") and its affiliates' (including TFN's) interests in the Company and its affiliates, in accordance with a letter of undertakings between FT and the United Kingdom Secretary of State for Trade and Industry, which is an exhibit hereto and is incorporated by reference herein.

      Pursuant to a Disposition Agreement, dated as of May 17, 2000 and amended as of June 5, 2000 (the "Disposition Agreement"), among the Company, Crown Castle UK Holdings Limited, FT, TFN, Telediffusion de France International S.A. and SBIL, SBIL has agreed not to dispose of the Covered Shares prior to June 8, 2001, except (i) upon certain insolvency-related events with respect to FT, (ii) with the consent of the Company or (iii) to affiliates of SBIL or to certain other transferees that agree to be bound by certain terms of the Disposition Agreement. Following such date, TFN is entitled, pursuant to a Confirmation for Equity Swap Transaction, dated as of July 5, 2000 (the "Swap Agreement"), among TFN, FT and SBIL, to direct SBIL to dispose of the Covered Shares in a manner specified by TFN. Upon the occurrence of certain events of default with respect to FT or TFN or certain other contingencies, however, SBIL may sell the Covered Shares without TFN's direction. If the Covered Shares have not been disposed of prior to June 8, 2002 (subject to extension under certain circumstances set forth in the Disposition Agreement), the Company will be entitled to direct SBIL to dispose of any remaining Covered Shares. The Disposition Agreement and Swap Agreement are exhibits hereto and are incorporated by reference herein.

      In addition, depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Citigroup and its subsidiaries may from time to time purchase additional securities of the Company and dispose of all or a portion of such securities.


                               Page 9 of 71 pages

      Except as described in this Item 4, none of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Exhibits A or B to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
      (j) any action similar to those enumerated above.

      Item 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a-b) The percentages calculated in this Item 5 are based upon 183,642,790 shares of Common Stock outstanding, as stated in a certificate provided by the Company to SBIL on July 5, 2000.

      SBIL

      As of 4:00 p.m., New York time, on July 11, 2000, SBIL directly beneficially owned 17,713,536 shares of the Company's Common Stock. The following information is being provided as of such time with respect to SBIL's beneficial ownership of the Company's Common Stock.


         (a)      Amount Beneficially Owned:                                                        17,713,536
         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,713,536
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,713,536

      SBEL

      SBEL is the parent company of SBIL. The following information is being provided as of 4:00 p.m., New York time, on July 11, 2000 with respect to SBEL's beneficial ownership of the Company's Common Stock.


                              Page 10 of 71 pages


         (a)      Amount Beneficially Owned:                                                        17,713,536
         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,713,536
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,713,536

      SI

      SI is the parent company of SBEL. The following information is being provided as of 4:00 p.m., New York time, on July 11, 2000 with respect to SI's beneficial ownership of the Company's Common Stock.


         (a)      Amount Beneficially Owned:                                                        17,713,536
         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,713,536
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,713,536

      SBHC

      SBHC is the parent company of SI. The following information is being provided as of 4:00 p.m., New York time, on July 11, 2000 with respect to SBHC's beneficial ownership of the Company's Common Stock.


         (a)      Amount Beneficially Owned:                                                        17,812,327
         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,812,327
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,812,327

      The shares beneficially owned by SBHC reflect the Covered Shares beneficially owned by SBIL as well as 98,791 shares beneficially owned by certain other subsidiaries of SBHC.

      SSBH

      SSBH is the parent company of SBHC. The following information is being provided as of 4:00 p.m., New York time, on July 11, 2000 with respect to SSBH's beneficial ownership of the Company's Common Stock.


         (a)      Amount Beneficially Owned:                                                        17,869,069


                              Page 11 of 71 pages


         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,869,069
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,869,069

      The shares beneficially owned by SSBH reflect the Covered Shares beneficially owned by SBIL as well as 155,533 shares beneficially owned by certain other subsidiaries of SSBH.

      CITIGROUP

      Citigroup is the parent company of SSBH. The following information is being provided as of 4:00 p.m., New York time on July 11, 2000 with respect to Citigroup's beneficial ownership of the Company's Common Stock.



         (a)      Amount Beneficially Owned:                                                        17,869,069
         (b)      Percent of Class:                                                                       9.7%
         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote                                          0
                  (ii)     shared power to vote or direct the vote                                  17,869,069
                  (iii)    sole power to dispose or to direct the disposition of                             0
                  (iv)     shared power to dispose or to direct the disposition of                  17,869,069

      The shares beneficially owned by SBIL reflect the Covered Shares beneficially owned by SBIL as well as 155,533 shares beneficially owned by certain other subsidiaries of Citigroup.

      By reason of their relationship, Citigroup, SSBH, SBHC, SI and SBEL may be deemed to share voting and dispositive power with respect to Common Stock owned by SBIL. To the best knowledge of each Reporting Person, none of its executive officers or directors owned any securities of the Company as of 4:00 p.m., New York time, on July 11, 2000.

      In addition, by reason of certain provisions in the Disposition Agreement and the Swap Agreement set forth below, the Company may be deemed to share voting power with respect to the Covered Shares held by SBIL, and TFN, FT and the Company may be deemed to share dispositive power with respect to the Covered Shares held by SBIL.

      Pursuant to the Disposition Agreement, SBIL has granted an irrevocable proxy to each of the general counsel and associate general counsel of the Company to vote the Covered Shares in the same proportion as the votes cast by or on behalf of all other holders of Common Stock of the Company.

      As described in Item 4 above, TFN and, in certain circumstances, the Company will be entitled to direct SBIL to dispose of the Covered Shares pursuant to the Swap Agreement and the Disposition Agreement. TFN is a wholly owned indirect subsidiary of FT.


                              Page 12 of 71 pages

      FT is a French corporation with its principal place of business and office at 6 place d'Alleray, 75505 Paris Cedex 15, France, and TFN is a Netherlands corporation with its principal place of business and office at Strawinskylaan 3501, 1077ZX Amsterdam, Netherlands.

      (c) As noted in Item 3, on July 5, 2000, SBIL purchased 17,713,536 shares of Common Stock from TFN at a price of $28.50 per share, for a total purchase price of $504,835,776, pursuant to a Purchase Agreement, dated as of July 5, 2000, among TFN, FT and SBIL. The Purchase Agreement is an exhibit hereto and is incorporated by reference herein. In addition, Salomon Smith Barney Inc., a subsidiary of Citigroup, acted as an underwriter in the registered offering by TFN, which closed on June 8, 2000, of 24,942,360 shares of Common Stock at an offering price of $28.50 per share.

      To the best knowledge of the Reporting Persons, and except as described in the preceding paragraph and in Item 3, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Exhibit A or Exhibit B of this Schedule 13D, has effected any transactions in the Company's Common Stock during the period which commenced sixty (60) days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

      (d) Pursuant to the Swap Agreement, TFN is entitled to receive dividends with respect to the Covered Shares, is entitled to proceeds from the sale of the Covered Shares in excess of a specified amount and is obligated to pay to SBIL any deficiency in such proceeds.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to SECURITIES OF THE COMPANY.

      Except as set forth above and in Items 3, 4, and 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.


                  EXHIBIT           DESCRIPTION
                  A                 Officers and Directors of SBIL.

                  B                 Officers and Directors of Citigroup.

                  C                 Consent to Joint Filing of Schedule 13D
                                    pursuant to Rule 13d-1(k) of the Act.

                  D Letter of Undertakings between FT and the United Kingdom Secretary of State for Trade and Industry, published May 10,


                              Page 13 of 71 pages


                                    2000 (incorporated as an exhibit hereto by reference to Exhibit 99.2 on Form 8-K filed by the Company with the Securities and Exchange Commission on May 18, 2000).

                  E                 Disposition Agreement, dated as of May 17,
                                    2000, among the Company, Crown Castle UK
                                    Holdings Limited, FT, TFN and Telediffusion de France International S.A. (incorporated as an exhibit hereto by reference to Exhibit
                                    99.3 on Form 8-K filed by the Company with the Securities and Exchange Commission on May 18, 2000).

                  F Amendment No. 1 to Disposition Agreement, dated as of June 5, 2000, among the Company, Crown Castle UK Holdings Limited, FT, TFN and Telediffusion de France International
                                    S.A. (incorporated as an exhibit hereto by reference to Exhibit 99.2 on Form 8-K filed by the Company with the Securities and Exchange Commission on June 6, 2000).

                  G Counterpart to Disposition Agreement, dated as of July 5, 2000, among SBIL, FT and the Company.

                  H                 Purchase Agreement, dated as of July 5,
                                    2000, among TFN, FT and SBIL.

                  I Confirmation for Equity Swap Transaction, dated as of July 5, 2000, among TFN, FT and SBIL.


                              Page 14 of 71 pages

      SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:               July 17, 2000



      SALOMON BROTHERS INTERNATIONAL LIMITED

      By: /s/ Royce Miller
        -----------------------------
      Name: Royce Miller
      Title:  Joint Secretary



      SALOMON BROTHERS EUROPE LIMITED

      By: /s/ Royce Miller
         ----------------------------
      Name:  Royce Miller
      Title:  Joint Secretary



      SALOMON INTERNATIONAL LLC

      By: /s/ Royce Miller
         ----------------------------
      Name:  Royce Miller
      Title:  Secretary



      SALOMON BROTHERS HOLDING COMPANY INC

      By: /s/ Howard Darmstadter
         ----------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary



      SALOMON SMITH BARNEY HOLDINGS INC.

      By: /s/  Howard Darmstadter
         ----------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary


                              Page 15 of 71 pages

      CITIGROUP INC.

      By: /s/ Joseph B. Wollard
         ----------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                              Page 16 of 71 pages

                                    EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF SALOMON BROTHERS INTERNATIONAL LIMITED

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of SBIL.


NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

James Stewart Boshart, III          Co-Chief Executive
Executive Officer and Director      Salomon Brothers International Limited
United States                       336 Strand
                                    London WC2R 1HB England
                                    United Kingdom

Charles Senff McVeigh, III          Chairman
Executive Officer and Director      Salomon Brothers International Limited
United Kingdom                      336 Strand
                                    London WC2R 1HB England
                                    United Kingdom

William Meredith Samuel             Co-Chief Executive
Executive Officer and Director      Salomon Brothers International Limited
United Kingdom                      336 Strand
                                    London WC2R 1HB England
                                    United Kingdom

Andrew Martin Gaulter               Joint Secretary
Executive Officer                   Salomon Brothers International Limited
United Kingdom                      336 Strand
                                    London WC2R 1HB England
                                    United Kingdom

Royce William Miller                Joint Secretary
Executive Officer                   Salomon Brothers International Limited
United States                       336 Strand
                                    London WC2R 1HB England
                                    United Kingdom


                              Page 17 of 71 pages

                                    EXHIBIT B

               EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup.


NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

C. Michael Armstrong                Chairman & Chief Executive Officer
Director                            AT&T Corporation
United States                       295 North Maple Avenue, Room 4353L
                                    Basking Ridge, NJ 07920

Alain J. P. Belda                   President & Chief Executive Officer
Director                            Alcoa Inc.
Brazil                              201 Isabella Street, Floor 6J12
                                    Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                  Partner
Director                            Skadden, Arps, Slate, Meagher & Flom
United States                       919 Third Avenue
                                    New York, NY 10022

Kenneth T. Derr                     Chairman & Chief Executive Officer
Director                            Chevron Corporation
United States                       575 Market Street, 40th fl
                                    San Francisco, CA 94105

John M. Deutch                      Institute Professor
Director                            Massachusetts Institute of Technology
United States                       77 Massachusetts Avenue, Room 6-208
                                    Cambridge, MA 02139

The Honorable Gerald R. Ford        Former President of the United States
Honorary Director                   40365 Sand Dune Road
United States                       Rancho Mirage, CA 92270

Ann Dibble Jordan                   Consultant
Director                            2940 Benton Place, N.W.
United States                       Washington, DC 20008-2718

Reuben Mark                         Chairman and Chief Executive Officer
Director                            Colgate-Palmolive Company
United States                       300 Park Avenue


                              Page 18 of 71 pages

                                    New York, NY 10022-7499


NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Michael T. Masin                    Vice Chairman and President - International
Director                            GTE Corporation
United States                       1255 Corporate Drive
                                    Mail Code SVC06C30
                                    Irving, TX  75038

Dudley C. Mecum                     Managing Director
Director                            Capricorn Management
United States                       30 East Elm Street
                                    Greenwich, CT 06830

Richard D. Parsons                  President
Director                            Time Warner Inc.
United States                       75 Rockefeller Plaza, 29th fl
                                    New York, NY 10019

Andrall E. Pearson                  Chairman & Chief Executive Officer
Director                            TRICON Global Restaurants, Inc.
United States                       660 Steamboat Road
                                    Greenwich, CT 06830

Robert E. Rubin                     Member of the Office of the Chairman
Director and                        Citigroup Inc.
Executive Officer                   153 East 53rd Street, 4th fl
United States                       New York, NY 10043

Franklin A. Thomas                  Former President
Director                            The Ford Foundation
United States                       595 Madison Avenue, 33rd fl
                                    New York, NY 10022

Sanford I. Weill                    Chairman and Co-Chief Executive Officer
Director and                        Citigroup Inc.
Executive Officer                   153 East 53rd Street, 4th fl
United States                       New York, NY 10043

Edgar S. Woolard, Jr.               Former Chairman & Chief Executive Officer
Director                            E.I. du Pont de Nemours & Company
United States                       1007 Market Street
                                    Wilmington, DE 19898


                              Page 19 of 71 pages


NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Arthur Zankel                       General Partner
Director                            High Rise Partners, LP
United States                       535 Madison Avenue
                                    New York, NY 10022

Michael A. Carpenter                Co-Chief Executive Officer
Executive Officer                   Global Corporate and Investment Bank
United States                       Citigroup Inc.
                                    399 Park Avenue, 2nd fl
                                    New York, NY 10043

Paul J. Collins                     Vice Chairman
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

Michael D'Ambrose                   Senior Human Resources Officer
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

Jay S. Fishman                      President & CEO
Executive Officer                   Travelers Property Casualty Corp.
United States                       One Tower Square, 8GS
                                    Hartford, CT 06183

Edward D. Horowitz                  Citigroup Inc.
Executive Officer                   153 East 53rd St., 4th fl
United States                       New York, NY 10043

Thomas Wade Jones                   Co-Chairman & CEO
Executive Officer                   SSB Asset Management Group
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

Robert I. Lipp                      Chairman & CEO
Executive Officer                   Global Consumer Business
United States                       Citigroup Inc.
                                    153 East 53rd St., 4th fl
                                    New York, NY 10043


                              Page 20 of 71 pages


NAME, TITLE AND CITIZENSHIP         PRINCIPAL OCCUPATION AND BUSINESS ADDRESS

Deryck C. Maughan                   Vice Chairman
Executive Officer                   Citigroup Inc.
United Kingdom                      153 East 53rd St., 4th fl
                                    New York, NY 10043

Victor J. Menezes                   Co-Chief Executive Officer
Executive Officer                   Global Corporate and Investment Bank
India                               Citigroup Inc.
                                    399 Park Avenue, 2nd fl
                                    New York, NY 10043

Charles O. Prince, III              General Counsel/Corporate Secretary
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

William R. Rhodes                   Vice Chairman
Executive Officer                   Citigroup Inc.
United States                       399 Park Avenue, 2nd fl
                                    New York, NY 10043

Petros Sabatacakis                  Senior Risk Officer
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd Street
                                    New York, NY  10043

Todd S. Thomson                     Chief Financial Officer
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

Marc P. Weill                       Head of Citigroup Investments
Executive Officer                   Citigroup Inc.
United States                       153 East 53rd St., 4th fl
                                    New York, NY 10043

Robert B. Willumstad                Chairman
Executive Officer                   CitiFinancial Credit Company
United States                       153 East 53rd St., 5th fl
                                    New York, NY 10043


                              Page 21 of 71 pages

                                    EXHIBIT C

                     CONSENT TO JOINT FILING OF SCHEDULE 13D

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
      Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.



      Dated:               July 17, 2000



      SALOMON BROTHERS INTERNATIONAL LIMITED

      By: /s/ Royce Miller
         -----------------------------
      Name: Royce Miller
      Title:  Joint Secretary



      SALOMON BROTHERS EUROPE LIMITED

      By: /s/ Royce Miller
         -----------------------------
      Name:  Royce Miller
      Title:  Joint Secretary



      SALOMON INTERNATIONAL LLC

      By: /s/ Royce Miller
         -----------------------------
      Name:  Royce Miller
      Title:  Secretary



      SALOMON BROTHERS HOLDING COMPANY INC

      By: /s/  Howard Darmstadter
         -----------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary


                              Page 22 of 71 pages

      SALOMON SMITH BARNEY HOLDINGS INC.

      By: /s/ Howard Darmstadter
         ------------------------------
      Name:  Howard Darmstadter
      Title:  Assistant Secretary



      CITIGROUP INC.

      By: /s/ Joseph B. Wollard
         ------------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                              Page 23 of 71 pages

                                    EXHIBIT G

                      COUNTERPART TO DISPOSITION AGREEMENT


                              Page 24 of 71 pages

                                                                  EXECUTION COPY



                      COUNTERPART TO DISPOSITION AGREEMENT

                  The undersigned hereby agrees to be bound, severally and not jointly with any other Financial Institution, effective as of such time as this Counterpart Signature Page is executed, as a "Financial Institution" to the preamble, the recitals, Article I, Section 2.03, Section 4.01, Section 4.02,
Article VII, Article VIII and Annex I (the "FINANCIAL INSTITUTION PROVISIONS") of the Disposition Agreement dated as of May 17, 2000 and as amended on June 5, 2000, among CROWN CASTLE INTERNATIONAL CORP., a Delaware corporation, CROWN CASTLE UK HOLDINGS LIMITED, a company incorporated under the laws of England and Wales, which was formerly known as Castle Transmission Services (Holdings) Ltd, FRANCE TELECOM S.A., a company incorporated under the laws of France ("FT"), TELEDIFFUSION DE FRANCE INTERNATIONAL S.A., a wholly owned indirect subsidiary of FT and a company incorporated in France, and TRANSMISSION FUTURE NETWORKS B.V., a wholly owned indirect subsidiary of FT and a company organized under the laws of the Netherlands, with the rights of a Financial Institution party set forth therein.

                                        Salomon Brothers International
                                        Limited


Dated: July 5, 2000                     By: /s/ Thomas Petrone
      -------------                         --------------------------
                                                      (signature)


                                        Thomas Petrone
                                        ------------------------------
                                        (name and title)

                                        New York, NY 10013
                                        ------------------------------
                                        (city/state/zip code)

                                        212-723-7288
                                        ------------------------------
                                        (phone)

                                        212-723-8750
                                        ------------------------------
                                        (facsimile)


                              Page 25 of 71 pages

Acknowledged as of the date set forth above:

CROWN CASTLE INTERNATIONAL CORP.,

by /s/ E. Blake Hawk
   ----------------------------
  Name: E. Blake Hawk
  Title: Executive Vice President



FRANCE TELECOM, S.A.,



by /s/ Eric Bouvier
   -----------------------------
  Name:  Eric Bouvier
  Title:  Senior Vice President


                              Page 26 of 71 pages

                                    EXHIBIT H

                               PURCHASE AGREEMENT


                              Page 27 of 71 pages

                                                             EXECUTION VERSION 2


                               PURCHASE AGREEMENT

                  PURCHASE AGREEMENT, dated as of July 5, 2000 (this "AGREEMENT"), among Transmission Future Networks B.V., a company incorporated under the laws of the Netherlands ("COUNTERPARTY"), France Telecom S.A., a company incorporated under the laws of France ("FT"), and Salomon Brothers International Limited, a company incorporated under the laws of England and Wales ("SALOMON").

                  WHEREAS, Counterparty has agreed, pursuant to the Disposition Agreement (as defined below), to sell certain shares of the common stock, par value $0.01 per share (the "COMMON SHARES"), of Crown Castle International Corp., a Delaware corporation ("CROWN CASTLE"), to one or more financial institutions; and

                  WHEREAS, Counterparty wishes to sell such securities to Salomon, and Salomon is willing to purchase such securities, in each case on the terms and conditions set forth herein.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  Section 1.        DEFINITIONS; INTERPRETATION.

                  (a) As used herein, the following terms shall have the indicated meanings:

                  "AFFILIATE" means, with respect to a person, a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such person. For this purpose, "control" means, with respect to a person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

                  "AGGREGATE PURCHASE PRICE" means $504,835,776.

                  "BUSINESS DAY" means a day (other than a Saturday or a Sunday) on which commercial banks generally are open for business in London and New York.

                  "COMMON SHARES" has the meaning set forth in the first Whereas clause.

                  "CROWN CASTLE" has the meaning set forth in the first Whereas clause.

                  "DISPOSITION AGREEMENT" means the Disposition Agreement, dated as of May 17, 2000, between Crown Castle, Crown Castle UK Holdings Limited, FT, Telediffusion de France International S.A., Counterparty, and the financial institutions party thereto, as amended and supplemented on June 5, 2000 and from time to time.

                  "ENCUMBRANCE" means any pledge, hypothecation, assignment, lien, restriction (other than a Transfer Restriction), charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

                  "EXCHANGE ACT" means the U.S. Securities Exchange Act of 1934, as amended.


                              Page 28 of 71 pages

                  "FT GROUP" means FT and its Affiliates (including, without limitation, Counterparty).

                  "GOVERNMENTAL ENTITY" means any U.S., state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational.

                  "LETTER OF UNDERTAKINGS" means the letter agreement, published May 10, 2000, between FT and the United Kingdom Secretary of State for Trade and Industry, with respect to the disposal of FT's interests in Crown Castle and its Affiliates.

                  "PERMITTED LEGENDS" has the meaning set forth in Section 3(v).

                  "PERMITTED TRANSFER RESTRICTIONS" has the meaning set forth in
Section 3(v).

                  "PURCHASED SECURITIES" means the Common Shares specified on
Schedule I hereto.

                  "SECURITIES ACT" means the U.S. Securities Act of 1933, as amended.

                  "SWAP AGREEMENT" means the Confirmation for Equity Swap Transaction between Counterparty and Salomon, dated as of July 5, 2000, as amended and supplemented from time to time.

                  "TRANSFER RESTRICTION" means, with respect to any security, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or to enforce the provisions thereof or of any document related thereto, whether set forth in such security itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under U.S. federal or state securities laws or securities laws of other jurisdictions.

                  "SETTLEMENT DATE" means the date hereof.

                  "$" means the lawful currency of the United States of America.

                  (b) The terms "herein," "hereof" and "hereunder" and other words of similar import appearing in this Agreement refer to this Agreement as a whole and not to any particular section, paragraph or subsection. References in this Agreement to a section, paragraph or subsection shall be to a section, paragraph or subsection, as the case may be, of this Agreement unless otherwise indicated. The section titles and headings in this Agreement appear as a matter of convenience only and shall not affect the interpretation of this Agreement.

                  Section 2.        PURCHASE AND SALE.

                  Subject to the terms and conditions of this Agreement, Counterparty hereby agrees to sell, and Salomon hereby agrees to purchase, the Purchased Securities on the Settlement Date for a purchase price equal to the Aggregate Purchase Price.

                  Section 3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF COUNTERPARTY.

                  Each of FT and Counterparty hereby represents, warrants and agrees as of the Settlement Date that:


                              Page 29 of 71 pages

                           (i) It has been duly organized and is validly existing as a company organized under the laws of its jurisdiction of incorporation, with full power and authority to conduct its business and perform its obligations under this Agreement. Counterparty is wholly owned, directly or indirectly, by FT.

                           (ii) The execution and delivery of this Agreement have been duly authorized by all necessary corporate or other action by it, and this Agreement has been duly executed and delivered by it and constitutes its valid, binding and enforceable agreement, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

                           (iii) Other than filings required under applicable securities laws and the consent of the United Kingdom Office of Fair Trading, neither the execution, delivery or performance of this Agreement by it nor the consummation by it of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity or any other person, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be bound the result of which would have a material adverse effect on the business, operations or financial condition of the FT Group taken as a whole or its ability to fulfill its obligations under, or consummate the transactions contemplated by, this Agreement or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any statute, law, ordinance, rule or regulation of any Governmental Entity applicable to it or any of its properties or assets the violation of which would have a material adverse effect on the business, operations or financial condition of the FT Group taken as a whole or its ability to fulfill its obligations under, or consummate the transactions contemplated by, this Agreement.

                           (iv) Neither it nor any of its Affiliates is (A) an "affiliate" of Crown Castle within the meaning of the Securities Act or
         (B) an officer, director or, individually or in the aggregate, a beneficial owner of more than 10% of any class of equity securities of Crown Castle required to file reports pursuant to Section 16(a) of the Exchange Act.

                           (v) (A) Counterparty is the record and beneficial owner of the Purchased Securities, free and clear of any Encumbrances,
         (B) the Purchased Securities are not subject to any Transfer Restrictions, other than the Transfer Restrictions described in the legends provided for in Section 4.02(g) of the Disposition Agreement (the "PERMITTED TRANSFER RESTRICTIONS", and such legends, the "PERMITTED LEGENDS"), and (C) upon the transfer of the Purchased Securities to Salomon as provided herein, Salomon will be the record owner of the Purchased Securities, free and clear of any Encumbrances or Transfer Restrictions, other than the Permitted Transfer Restrictions.

                           (vi) Neither it nor any of its Affiliates is in possession of any material nonpublic information concerning Crown Castle or its Affiliates.


                              Page 30 of 71 pages

                           (vii) Salomon's holding period(s) for the Common Shares purchased hereunder, determined in accordance with Rule 144 under the Securities Act, commenced on the dates specified in Schedule I.

                           (viii) It is in compliance with all of its obligations under the Disposition Agreement, the Disposition Agreement (including, without limitation, the registration rights provided thereunder) is in full force and effect, and upon the transfer of the Purchased Securities to Salomon hereunder and Salomon's executing a counterpart to the Disposition Agreement, Salomon shall be entitled to the benefit of the provisions of the Disposition Agreement applicable to a "Financial Institution" (as defined in the Disposition Agreement) with respect to the Purchased Securities.

                           (ix) No part of the amounts received by Counterparty under this Agreement or the Swap Agreement will be used for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying margin stock (as such terms are used in Regulations U or X of the Board of Governors of the Federal Reserve System).

                           (x) It has sufficient knowledge and expertise to enter into this Agreement and is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by Salomon or Salomon's affiliates. It has made its own independent decision to enter into this Agreement, is acting at arm's length and is not relying on any communication (written or oral) of Salomon or Salomon's affiliates as a recommendation or investment advice regarding this Agreement. It has the capability to evaluate and understand (on its own behalf or through independent professional advice), and does understand, the terms, conditions and risks of this Agreement and is willing to accept those terms and conditions and to assume (financially and otherwise) those risks. Counterparty acknowledges and agrees that neither Salomon nor any of Salomon's affiliates is acting as a fiduciary or advisor to it in connection with this Agreement.

                           (xi) It has provided Salomon with copies of all information or documents relating to the Purchased Securities reasonably requested by Salomon.

                  Section 4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SALOMON.

                  Salomon hereby represents, warrants and agrees as of the Settlement Date that:

                           (i) Salomon has been duly organized and is validly existing as a company incorporated under the laws of England and Wales, with full power and authority to conduct its business and perform its obligations under this Agreement.

                           (ii) The execution and delivery of this Agreement have been duly authorized by all necessary corporate or other action by Salomon, and this Agreement has been duly executed and delivered by Salomon and constitutes the valid, binding and enforceable agreement of Salomon, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity.

                           (iii) Salomon is an "accredited investor" within the meaning of Regulation D under the Securities Act and a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act. Salomon is acquiring the Purchased Securities for its own account (or


                              Page 31 of 71 pages
         the account of an affiliate) and not with a view to the distribution thereof within the meaning of the Securities Act, it being understood that the foregoing representation shall not limit the right of Salomon to resell the Purchased Securities as contemplated in the Swap Agreement. Salomon acknowledges that the Purchased Securities cannot be resold (A) unless registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act and (B) in compliance with the applicable provisions of the Disposition Agreement.

                  Section 5.        CONDITIONS PRECEDENT.

                  (a) The obligations of Salomon hereunder are subject to the satisfaction or waiver of the following conditions precedent:

                           (i) The representations and warranties of FT and Counterparty hereunder shall be true and correct as of the Settlement Date.

                           (ii) Each of FT and Counterparty shall have complied with all of its covenants and agreements hereunder to be performed by it on or prior to the Settlement Date.

                           (iii) FT and Counterparty shall have obtained all required approvals of the United Kingdom Director General of Fair Trading under the terms of the Letter of Undertakings for the sale of the Purchased Securities to Salomon hereunder and the entry of Counterparty and Salomon into the Swap Agreement.

                           (iv) Counterparty shall have executed and delivered the Swap Agreement.

                           (v) Crown Castle shall have delivered to Salomon a certificate satisfactory to Salomon stating the number of outstanding Common Shares as of the Settlement Date, and the number of Purchased Securities shall represent less than 10% of such number.

                           (vi) FT and Counterparty shall have delivered to Salomon (A) an opinion of counsel satisfactory to Salomon to the effect that Counterparty is not, as of the Settlement Date, an "affiliate" of Crown Castle within the meaning of the Securities Act and covering such other matters concerning this Agreement and the Swap Agreement as Salomon shall reasonably request, and (B) such other certificates and documents as Salomon shall have reasonably requested.

                  (b) The obligations of Counterparty hereunder are subject to the satisfaction or waiver of the following conditions precedent:

                           (i) The representations and warranties of Salomon hereunder shall be true and correct as of the Settlement Date.

                           (ii) Salomon shall have complied with all of Salomon's covenants and agreements hereunder to be performed by Salomon on or prior to the Settlement Date.

                           (iii) Salomon shall have executed a counterpart to the Disposition Agreement in its capacity as a Financial Institution, as provided under the terms of the Disposition Agreement.


                              Page 32 of 71 pages

                           (iv) Salomon shall have executed and delivered the Swap Agreement.

                  Section 6.        SETTLEMENT.

                  (a) Subject to Section 5 of this Agreement, no later than 10 a.m., New York time, (or such other time agreed by the parties) on the Settlement Date, Counterparty shall deliver the Purchased Securities to Salomon and Salomon shall pay to Counterparty the Aggregate Purchase Price, as further provided in subsections (b) and (c) below.

                  (b) Counterparty shall deliver or cause the delivery to or at the direction of Salomon of certificates representing the Purchased Securities registered in such names as Salomon shall request, with all necessary stock issuance or transfer tax stamps affixed thereto, free and clear of all Encumbrances and Transfer Restrictions (other than the Permitted Transfer Restrictions) and without any legends thereon (other than the Permitted Legends). Counterparty shall use reasonable efforts to cause the transfer of the Purchased Securities to be registered on the books of Crown Castle and any applicable transfer agent.

                  (c) The Aggregate Purchase Price shall be paid by wire transfer of immediately available funds to the account of Counterparty designated in writing to Salomon prior to the Settlement Date; PROVIDED that Salomon shall be entitled to delay payment of the Aggregate Purchase Price until such time as Salomon or its designee shall have received one or more certificates, registered in its name, representing all the Purchased Securities.

                  Section 7.        INDEMNIFICATION; CONTRIBUTION; EXPENSES.

                  (a) Counterparty and FT agree, jointly and severally (each, in such capacity, an "INDEMNIFYING PARTY"), to indemnify and hold harmless Salomon, its affiliates, their respective directors, officers and employees and each person who controls Salomon or its affiliates within the meaning of either the Securities Act or the Exchange Act (each, an "INDEMNIFIED PARTY") against, and each Indemnifying Party agrees that no Indemnified Party shall have any liability to the Indemnifying Parties or any of their affiliates, officers, directors, or employees for, any liability (whether direct or indirect, in contract, tort or otherwise) for, any losses, claims, damages, liabilities or expenses, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions, claims, investigations or proceedings in respect thereof, whether commenced or threatened) (A) arise out of or relate to the breach by an Indemnifying Party of any provision hereunder or the failure of any representation by an Indemnifying Party to have been true and correct when made, or from an allegation by a third party (other than an Indemnified Party) that an Indemnifying Party acted or failed to act in a manner that, as alleged, would have constituted such a breach or failure, (B) arise out of or relate to actions or failures to act by an Indemnified Party with the consent of, at the direction of or in reliance on an Indemnifying Party, or (C) otherwise arise out of or relate to this Agreement or the purchase and sale of the Purchased Securities hereunder; PROVIDED that clause (A) shall not apply to the extent, but only to the extent, that a false allegation regarding the breach or failure by an Indemnifying Party resulted primarily from the gross negligence or willful misconduct of an Indemnified Party; PROVIDED, FURTHER, that clauses
(B) and (C) shall not apply to the extent, but only to the extent, that any losses, claims, damages, liabilities or expenses of an Indemnified Party have resulted from the gross negligence or willful misconduct of an Indemnified Party. Each Indemnifying Party jointly and severally agrees, promptly on demand, to reimburse each such Indemnified Party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such


                              Page 33 of 71 pages
loss, claim, damage, liability, expense or action. This indemnity agreement will be in addition to any liability which the Indemnifying Parties may otherwise have and will survive the delivery of the Purchased Securities and the termination of this Agreement.

                  (b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party under subsection (a) above, notify such Indemnifying Party in writing of the commencement thereof, but the omission so to notify an Indemnifying Party will not relieve such Indemnifying Party from any liability which it may have to any Indemnified Party otherwise than under subsection (a) or, in respect of subsection (a), to the extent that such Indemnifying Party was not materially prejudiced by such failure to notify. In case any such action is brought against any Indemnified Party, and it notifies an Indemnifying Party of the commencement thereof, such Indemnifying Party will be entitled to participate therein, and to the extent that it may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party to assume the defense thereof, with counsel satisfactory to such Indemnified Party; PROVIDED that if the defendants in any such action include both the Indemnified Party and an Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to such Indemnifying Party, the Indemnified Party or Parties shall have the right to select separate counsel to represent such Indemnified Party or parties. Upon receipt of notice from an Indemnifying Party to such Indemnified Party of its election so to assume the defense of such action and approval by the Indemnified Party of counsel, such Indemnifying Party will not be liable to such Indemnified Party under subsection (a) above for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof unless
(A) the Indemnified Party shall have employed separate counsel in accordance with the proviso to the next preceding sentence (it being understood, however, that the Indemnifying Parties shall not be liable for the expenses of more than one separate counsel (in addition to local counsel), representing the Indemnified Parties who are parties to such action), (B) an Indemnifying Party shall not have employed counsel satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of commencement of the action or (C) an Indemnifying Party has authorized the employment of counsel for the Indemnified Party at the expense of such Indemnifying Party; and except that, if clause (A) or (C) is applicable, such liability shall be only in respect of the counsel referred to in such clause (A) or (C). An Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, the Indemnifying Parties agree, jointly and severally, to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. An Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising from such proceeding.

                  (c) If for any reason the indemnification pursuant to subsection (a) above is unavailable to any Indemnified Party or insufficient to hold it harmless, then the Indemnifying Parties shall contribute, jointly and severally, to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by Counterparty, on the one hand, and such Indemnified Party, on the other, pursuant to this Agreement or any related transactions or, to the extent such allocation is unavailable for any reason, in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Indemnifying Parties and such Indemnified Party with respect to such losses, claims,


                              Page 34 of 71 pages
damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by Counterparty, on the one hand, and such Indemnified Party, on the other, shall be in the same proportion as the Aggregate Purchase Price bears to the market value of the Swap Agreement to Salomon on the date hereof (as reasonably determined by Salomon).

                  (d) FT and Counterparty agree, jointly and severally, (i) to bear all transfer and issuance taxes, if any, imposed on the purchase and sale of the Purchased Securities hereunder and (ii) to reimburse, promptly upon demand, the reasonable expenses of Salomon and its affiliates incurred in the negotiation and documentation of this Agreement and the Swap Agreement (including, without limitation, the reasonable fees, expenses and disbursements of Salomon's and such affiliates' counsel).

                  Section 8.        TAX MATTERS.

                  (a) Counterparty, FT and Salomon each agree to treat the transactions contemplated by this Agreement and the Swap Agreement for U.S. federal, state and local income tax purposes only as a single integrated transaction (the "TRANSACTION") constituting a loan by Salomon to Counterparty secured by the Purchased Securities (but for all other purposes as a sale and an equity swap and not, for the avoidance of doubt, as a transaction by which beneficial ownership of the Purchased Securities shall rest in Counterparty or
FT). Counterparty, FT and Salomon each agree to report the Transaction as a loan on any U.S. federal, state and local tax return or filing it may submit, and agree not to take any position on such return or filing, or take any other U.S. federal, state or local tax reporting position, inconsistent with the treatment of the Transaction as a loan.

                  (b) Counterparty and FT agree, jointly and severally, to satisfy any and all tax payment obligations that may arise in connection with the sale of the Purchased Securities and will make all of the required tax payments directly to the relevant tax authorities.

                  (c) Counterparty and FT agree, jointly and severally, to indemnify and save Salomon harmless from any and all taxes, however denominated, including any interest or penalties that may become payable in respect thereof, imposed on Salomon, and any costs or expenses that Salomon may incur, in respect of U.S. withholding taxes due on any payments from Salomon to Counterparty under this Agreement.

                  (d) Upon receipt by Salomon of notice of any claim by or dispute with the U.S. taxing authority relating to taxes covered by this Section 8, Salomon will notify Counterparty of such notice or claim promptly but in any event within fifteen (15) days; PROVIDED, HOWEVER, that Salomon's failure to notify Counterparty of such notice or claim shall not relieve Counterparty or FT from any liability under this Section 8 except to the extent Counterparty or FT, as the case may be, has been materially prejudiced by such failure.

                  (e) Salomon will have the right to determine, in its sole discretion but in consultation with Counterparty, whether to contest any claim for which it would be indemnified pursuant to this Section 8; PROVIDED that Salomon will not unreasonably reject a request by Counterparty to contest such claim or dispute. Salomon retains the right to conduct in its sole discretion the defense of any claim or dispute for which it would be indemnified pursuant to this Section 8, although Salomon hereby agrees to consult with Counterparty in connection therewith while making Salomon's best efforts to take into account both the interest of Citigroup Inc. and the interest of Counterparty in such contest (although, as described above, any decisions relating to the conduct of the defense will be made by Salomon in its sole discretion). Salomon and Counterparty hereby stipulate


                              Page 35 of 71 pages
that a decision not to contest a claim would be unreasonable if the specific issue to be contested is whether the Common Shares are "regularly traded" within the meaning of Regulation Section 1.897- 9T(d), and, Salomon will consult with Counterparty in all material aspects of the planning of the defense strategy and in all material decisions relating to the conduct of the defense while making Salomon's best efforts to take into account both the interest of Citigroup Inc. and the interest of Counterparty in such contest (although, as described above, any decisions relating to the conduct of the defense will be made by Salomon in its sole discretion).

                  (f) Upon a reasonable request by the other, Salomon, on the one hand, and Counterparty and FT, on the other hand, will make available to the other and to any U.S. federal tax authority, all information, records or documents relating to any taxes covered by this Section 8. Each of Salomon, Counterparty and FT will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

                  (g) Notwithstanding anything to the contrary in this Agreement, all obligations under this Section 8 shall survive and continue until 30 days following the expiration of the applicable statute of limitations or extensions thereof.

                  Section 9.        NOTICES.

                  All communications hereunder will be in writing and effective only upon receipt and, if sent to Salomon, will be mailed, delivered or telefaxed to Salomon Brothers International Limited, Victoria Plaza, 111 Buckingham Palace Road, London SW1W 0SB, England, Attention: Jason Shrednick,
Facsimile: 44-20-7721-4363; if sent to Counterparty, will be mailed, delivered or telefaxed to Transmission Future Networks B.V., Strawinskylaan 3501, 1077ZX Amsterdam, Netherlands, Attention: Gregory Richardson, Facsimile:
31-2-07-10-50-01, with a copy to FT; and if sent to FT, will be mailed, delivered or telefaxed to France Telecom, Direction Juridique et Fiscale, 6 place d'Alleray, 75505 Paris Cedex 15, France, Attention: Jean-Philippe Roulet,
Facsimile: 33-1-44-44-03-67, with a copy to France Telecom, Direction des Operations de Fusions et Acquisitions, 6 place d'Alleray, 75505 Paris Cedex 15, France, Attention: Olivier Froissart, Facsimile: 33-1-44-44-11-61.

                  Section 10.       MISCELLANEOUS.

                  (a) COUNTERPARTS. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  (b) APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY PROVISIONS RELATING TO CONFLICTS OF LAW.

                  (c) SUBMISSION TO JURISDICTION. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York in the Borough of Manhattan in New York City and the United States District Court for the Southern District of New York in connection with all matters relating hereto and waive any objection to the laying of venue in, and any claim of inconvenient forum with respect to, these courts.

                  (D) WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW,


                              Page 36 of 71 pages

ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SALOMON OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

                  (e) WAIVER OF IMMUNITIES. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any action, suit or proceedings relating to this Agreement ("PROCEEDINGS") in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings; PROVIDED that such waiver shall not apply to the assets of FT that are allocated to its public service mission, in accordance with the provisions of Article 23-1 of Act No. 90-568, dated July 2, 1990, as amended by Act No. 96-660, dated July 26, 1996, to the extent required by such provisions.

                  (f) SERVICE OF PROCESS. Each of Counterparty and FT shall irrevocably appoint and maintain so long as it has any obligation under this Agreement an agent in New York City to receive, for it and on its behalf, service of process in any Proceedings, and shall promptly notify Salomon of the name and address of such agent and of any change thereof. In addition, each of Counterparty and FT consents to service of process given in the manner provided for notices in Section 9. Nothing in this Agreement will affect the right of Salomon to serve process in any other manner permitted by law.

                  (g) ENTIRE AGREEMENT. This Agreement together with the Swap Agreement, the Disposition Agreement and the Guaranty, dated as of the date hereof, by FT in favor of Salomon, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all oral communication and prior writings with respect thereto.

                  (h) SEVERABILITY. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

                  (i) AMENDMENT. No amendment or modification in respect of this Agreement will be effective unless in writing and executed by each of the parties.

                  (j) WAIVERS. No waiver of any provision hereunder shall be effective unless in writing and signed by the party against whom it is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights and remedies provided by law.

                  (k) SPECIFIC PERFORMANCE. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.


                              Page 37 of 71 pages

                  (l) ASSIGNMENTS. This Agreement shall be binding on and inure to the benefit of the parties and their successors and permitted assigns. Neither party may assign or transfer its rights or obligations hereunder without the prior written consent of the other; PROVIDED that Salomon may assign its right to receive delivery of the Purchased Securities to one or more of its Affiliates.


                              Page 38 of 71 pages

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                      TRANSMISSION FUTURE NETWORKS B.V.


                                      By: /s/ G.J. van der Ploeg
                                          ----------------------------
                                          Name:  G.J. van der Ploeg
                                          Title:  Director


                                      FRANCE TELECOM S.A.


                                      By: /s/ Eric Bouvier
                                          ----------------------------
                                          Name:  Eric Bouvier
                                          Title:  Senior Vice President


                                      SALOMON BROTHERS INTERNATIONAL LIMITED


                                      By: /s/ Thomas Petrone
                                          ----------------------------
                                          Name:  Thomas Petrone
                                          Title:  Managing Director


                              Page 39 of 71 pages

                                   SCHEDULE I

                              Purchased Securities


------------------------------------- ----------------------------------- -----------------------------------
                                                                           Date of Commencement of HOLDING
              Security                              Number                              Period
------------------------------------- ----------------------------------- -----------------------------------
Common Shares                         270,036 shares                      August 21, 1998
------------------------------------- ----------------------------------- -----------------------------------
Common Shares                         17,443,500 shares                   Settlement Date

------------------------------------- ----------------------------------- -----------------------------------











                                   Page 40 of 71 Pages

                                    EXHIBIT I

                    CONFIRMATION FOR EQUITY SWAP TRANSACTION


                              Page 41 of 71 pages

                                                             EXECUTION VERSION 3

                    CONFIRMATION FOR EQUITY SWAP TRANSACTION
          AMONG TRANSMISSION FUTURE NETWORKS B.V. , FRANCE TELECOM S.A.
                   AND SALOMON BROTHERS INTERNATIONAL LIMITED


                  The purpose of this confirmation, dated as of July 5, 2000 (this "CONFIRMATION"), is to set forth the terms and conditions of the equity swap transaction (the "TRANSACTION") that Transmission Future Networks B.V. ("COUNTERPARTY") and France Telecom S.A. ("FT", and FT together with Counterparty, the "FT Parties") entered into with Salomon Brothers International Limited ("SALOMON") on the Trade Date specified below. This Confirmation evidences a complete binding agreement between the FT Parties and Salomon as to the terms of the Transaction to which this Confirmation relates.

                  This Confirmation will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine). The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York in the Borough of Manhattan in New York City and the United States District Court for the Southern District of New York in connection with all matters relating hereto and waive any objection to the laying of venue in, and any claim of inconvenient forum with respect to, these courts.

                  1. Each party will make each payment specified in this Confirmation as being payable by it, not later than the due date for value on that date in the place of the account specified below or otherwise specified in writing. This Confirmation shall constitute the written agreement between the FT Parties and Salomon with respect to this Transaction.

                  2. Each obligation of the FT Parties, on the one hand, and Salomon, on the other hand, under Sections 5, 6, 7 and 11(h) of this Confirmation is subject to (i) the condition precedent that no Event of Default or Potential Event of Default with respect to the other has occurred and is continuing, (ii) the condition precedent that no Early Termination Date has occurred or been effectively designated and (iii) each other applicable condition precedent specified in this Confirmation.

                  3. The Transaction to which this Confirmation relates is an equity swap transaction, the terms of which are as follows:

                  4.       CERTAIN DEFINITIONS:

Business Day:                          means a day (other than a Saturday or a
                                       Sunday) on which commercial banks
                                       generally are open for business in
                                       London and New York.

Calculation Period:                    means the period from and including each
                                       Floating Amount Payment Date (or, in the case of the first Calculation Period, June 5, 2001) to but excluding the next succeeding Floating Amount Payment Date.

Cash Dividends:                        means the amount of all cash dividends or
                                       other cash distributions (net of any
                                       withholding taxes that are required to
                                       be withheld from such dividends or
                                       distributions) received by or on behalf
                                       of Salomon with respect to the Covered
                                       Securities with an "ex-dividend" date
                                       after the Trade Date and on or prior to
                                       the final Sale Date (other than
                                       dividends


                              Page 42 of 71 pages
                                       resulting in an adjustment pursuant to
                                       Section 8).

Commission:                            means (i) if the Covered Securities are
                                       sold in an Underwritten Offering (as
                                       defined in Section 7), 3% of the
                                       aggregate offering price of such Covered
                                       Securities; (ii) if the Covered
                                       Securities are sold in a Gradual Market
                                       Distribution or Block Sale, $0.03125 per
                                       Common Share; and (iii) if the Covered
                                       Securities are sold in an Alternative
                                       Distribution, an amount to be agreed by
                                       the parties.

Common Shares:                         means shares of the common stock of Crown
                                       Castle, par value $0.01 per share.

Covered Securities:                    means the 17,713,536 Common Shares
                                       constituting "Residual Shares" (as
                                       defined in the Disposition Agreement)
                                       acquired by Salomon pursuant to the
                                       Purchase Agreement.

Credit Event:                          shall occur if (i) an "FT Credit Event"
                                       (as defined in the Disposition
                                       Agreement) has occurred or (ii) on or
                                       following the Unwind Start Date, (A)
                                       FT's unsecured and unsubordinated
                                       long-term debt rating is at or below
                                       BBB- by Standard and Poor's Ratings
                                       Services (or its successor) and Baa3 by
                                       Moody's Investors Service, Inc. (or its
                                       successor) (or either such rating is
                                       suspended or withdrawn) and (B) the
                                       government of France shall cease to own, directly or indirectly, at least 51% of the outstanding equity securities of FT.

Crown Castle:                          means Crown Castle International Corp.

Disposition Agreement:                 means the Disposition Agreement, dated
                                       as of May 17, 2000, among Crown Castle,
                                       Crown Castle UK Holdings Limited, FT,
                                       Telediffusion de France International
                                       S.A., Counterparty, and the financial
                                       institutions party thereto, as amended
                                       and supplemented on June 5, 2000 and
                                       from time to time.

Exchange Act:                          means the U.S. Securities Exchange Act of
                                       1934, as amended.

Floating Amount:                       means, for any Calculation Period, the
                                       product of (i) the Outstanding Notional
                                       Amount as of the end of such Calculation
                                       Period, (ii) the applicable Floating
                                       Rate for such Calculation Period, (iii)
                                       the number of days in such Calculation
                                       Period and (iv) 1/360.

Floating Amount Payment Date:          means March 5, June 5, September 5 and
                                       December 5 in each year commencing with
                                       September 5, 2001 (or, if any such date
                                       is not a Business Day, the next Business
                                       Day).

Floating Rate:                         means, for any relevant period, LIBOR for
                                       such period plus the Spread.

Initial Notional Amount:               means $504,835,776.

Initial Price:                         means $28.50 per Covered Security.


                              Page 43 of 71 pages

LIBOR: means, for any relevant period, the rate per annum for U.S. dollar LIBOR for the appropriate designated maturity, as determined by Salomon, appearing (except as provided in the following sentence) on Telerate Page 3750 or any replacement of that page at 11:00 a.m., London time, two London business days prior to the start of such period, PROVIDED that if the rate does not appear on such page at that time, it shall be determined as if USD-LIBOR-Reference Banks (as defined in the 1991 ISDA Definitions (with appropriate modifications)) had been specified for purposes of determining the rate. If the relevant period is one week or less, the designated maturity shall be one week, and the rate shall be determined as if USD-LIBOR-LIBO (as defined in the 1991 ISDA Definitions (with appropriate modifications)) had been specified for purposes of determining the rate. LIBOR shall otherwise be determined by linear interpolation if the relevant period does not correspond exactly to a designated maturity for which rates appear on Telerate Page 3750 or its replacement. Except as otherwise provided herein or unless the parties otherwise agree, the designated maturity for determining LIBOR shall be three months.

Maturity Date:                         means the "Final Disposition Date" (as
                                       defined in the Disposition Agreement)
                                       (or, if such date is not a Trading Day,
                                       the next Trading Day).

Net Settlement Amount:                 means, for any Settlement Date,
                                       (i) the Sale Proceeds for such
                                       Settlement Date MINUS (ii) the aggregate
                                       Commission for the sale of all Covered
                                       Securities on the related Sale Date
                                       MINUS (iii) the aggregate Initial Price
                                       for the Covered Securities sold on the
                                       related Sale Date.

Outstanding Notional Amount:           means, as of any date, the Initial
                                       Notional Amount MINUS the aggregate
                                       Initial Price of all Covered Securities
                                       sold pursuant to Section 7 with
                                       Settlement Dates on or prior to such
                                       date.

Principal Market:                      means the NASDAQ National Market
                                       System or the principal national
                                       securities exchange or quotation system
                                       on which the Common Shares may be listed or otherwise included in the future should they cease to be quoted on such exchange or quotation system.

Purchase Agreement:                    means the Purchase Agreement, dated as of
                                       July 5, 2000, among Counterparty, FT and
                                       Salomon.

Remaining Securities:                  means, as of any Trading Day, all Covered
                                       Securities other than those Covered
                                       Securities sold or caused to be sold by
                                       Salomon hereunder on or prior to such
                                       Trading Day.

Sale Date:                             means each date in the Unwind Period (as
                                       defined in Section 7) on which Covered
                                       Securities are sold pursuant to Section
                                       7.

Sale Proceeds:                         means, for any Settlement Date, the
                                       aggregate proceeds from the sale of
                                       Covered Securities (net of any
                                       withholding taxes that are required to be


                              Page 44 of 71 pages
                                       withheld from such sales proceeds)
                                       pursuant to Section 7 on the related Sale
                                       Date.

Securities Act:                        means the U.S. Securities Act of 1933, as
                                       amended.

Settlement Floating Amount:            means, for any Settlement Date, an amount
                                       equal to the product of (i) the
                                       aggregate Initial Price for all Covered
                                       Securities sold on the related Sale
                                       Date, (ii) the Floating Rate for the
                                       Calculation Period in which such
                                       Settlement Date occurs, (iii) the number of days in the period from and including the immediately preceding Floating
                                       Amount Payment Date (or, prior to the
                                       first Floating Amount Payment Date, from and including June 5, 2001) to but excluding such Settlement Date, and (iv)
                                       1/360.

Settlement Date:                       means, in respect of a Sale Date, the day
                                       on which Salomon receives the aggregate
                                       proceeds from the sale of Covered
                                       Securities pursuant to Section 7 on such Sale Date.

Spread:                                means 0.40% per annum.

Trade Date:                            means July 5, 2000.

Trading Day:                           means each day on which the Principal
                                       Market is open for trading.

Unwind Start Date:                     means June 5, 2001 (or, if such date is
                                       not a Trading  Day,  the next  Trading
                                       Day) or such earlier date as may be
                                       agreed by the parties.

                  5.       FLOATING AMOUNT PAYMENTS:

         (a)      On the Trade Date, Counterparty shall pay to Salomon
$32,277,072.14.

         (b) On the Trade Date, Counterparty shall pay to Salomon a non-refundable prepaid spread of $1,766,925.22, and on June 5, 2001 (or, if such date is not a Business Day, the next Business Day), Counterparty shall pay to Salomon a non-refundable prepaid spread of 0.10% MULTIPLIED BY the Outstanding Notional Amount on such date.

         (c) On each Floating Amount Payment Date, Counterparty shall pay to Salomon an amount equal to (i) the Floating Amount for the Calculation Period ending on such Floating Amount Payment Date MINUS (ii) an amount equal to the amount of all Cash Dividends received in respect of the Covered Securities during such Calculation Period.

         (d) On each Settlement Date, Counterparty shall pay to Salomon the Settlement Floating Amount for such Settlement Date.

         (e) If the parties agree to an Unwind Start Date that is prior to June 5, 2001, Salomon will refund a portion of the payment made pursuant to
Section 5(a), which portion shall be determined based on (i) the period remaining until June 5, 2001 as compared to the period from the Trade Date until June 5, 2001, (ii) the pace at which the Remaining Securities are sold, and
(iii) the number of Remaining


                              Page 45 of 71 pages

Securities so sold as compared to the total number of Covered Securities. Counterparty shall, on the same date as such refund is made, pay to Salomon an amount equal to the breakage costs incurred by Salomon as a result of such early Unwind Start Date, calculated in a manner consistent with Section 11(d).

                  6.       SETTLEMENT OBLIGATIONS; DIVIDENDS; FEES:

         (a) SETTLEMENT OBLIGATIONS. On each Settlement Date, (i) if the Net Settlement Amount for such Settlement Date is positive, Salomon shall pay to Counterparty an amount equal to such Net Settlement Amount or (ii) if such Net Settlement Amount is negative, Counterparty shall pay to Salomon an amount equal to the absolute value of such Net Settlement Amount.

         (b) DIVIDENDS. Salomon shall transfer or cause the transfer to Counterparty of any non-cash dividend or other non-cash distribution with respect to the Covered Securities with an "ex-dividend date" after the Trade Date and on or prior to the final Sale Date (other than dividends resulting in an adjustment pursuant to Section 8), in the same form in which such dividend or distribution was made, promptly following receipt by Salomon of such dividend or distribution.

         (c) FEES. In addition to any amounts to which Salomon or its affiliates are entitled as Commissions, the FT Parties shall, jointly and severally, fund or reimburse Salomon, promptly upon demand, for, all fees and expenses required to be paid by Salomon and its affiliates pursuant to the terms of the Disposition Agreement in connection with the disposition of the Covered Securities.

                  7.       UNWIND PERIOD:

         (a) UNWIND PERIOD. The "UNWIND PERIOD" shall be the period commencing on and including the Unwind Start Date and ending on and including the Trading Day as of which Salomon has sold or caused to be sold all of the Remaining Securities.

         (b) COUNTERPARTY-DIRECTED UNWIND. Counterparty shall be entitled to direct Salomon to sell or cause to be sold the Covered Securities on any Trading Day or Trading Days in the Unwind Period and to designate the Manner of Sale (as defined below) in connection with each such sale; PROVIDED that Counterparty shall direct Covered Securities to be sold such that the Unwind Period ends no later than the Maturity Date. If Counterparty elects a Gradual Market Distribution or a Block Sale in respect of a Trading Day in the Unwind Period, Counterparty shall direct the amount, timing and other terms of the sale of Covered Securities by or on behalf of Salomon on such Trading Day. Salomon shall use reasonable efforts to follow such directions from Counterparty. If Salomon does not sell or cause the sale of all the Covered Securities directed by Counterparty in respect of any Trading Day, Salomon shall notify Counterparty thereof and use reasonable efforts to follow Counterparty's direction with respect to such unsold Covered Securities. Notwithstanding the foregoing, Salomon and its affiliates shall not be required to follow any direction of Counterparty pursuant to this subsection (b) if, in Salomon's reasonable judgment, such direction would violate or be inconsistent with any law, treaty, rule, regulation or determination of any governmental authority, court or arbitrator (or any related internal policy of Salomon or its affiliates) applicable to Salomon or any of its affiliates or Salomon's or its affiliates' obligations under the Disposition Agreement. On any date in respect of which Counterparty directs the sale of Covered Securities pursuant to this Section 7, each of the FT Parties represents and warrants to Counterparty that neither it nor any of its Affiliates is in possession of any material nonpublic information concerning Crown Castle or its Affiliates.


                              Page 46 of 71 pages

         (c) REQUIRED DISPOSITIONS. Notwithstanding anything to the contrary herein, (i) if Salomon receives a "Required Disposition Notice" from Crown Castle pursuant to Section 4.02(d) of the Disposition Agreement or not all Covered Securities have been sold by the Maturity Date, Salomon shall be entitled to sell or cause the sale of all Remaining Securities on subsequent Trading Days in such amounts, at such prices and at such times as it determines in its sole discretion and to designate in its sole discretion the Manner of Sale in connection therewith; and (ii) if Crown Castle appoints an investment banking firm to conduct a sale of Covered Securities pursuant to Section 4.02(e) of the Disposition Agreement, Salomon shall sell or cause the sale of the Remaining Securities as provided in Section 4.02(e) of the Disposition Agreement.

         (d) MANNER OF SALE. "MANNER OF SALE" means, with respect to any sale of Covered Securities on a Trading Day during the Unwind Period:

                  (i) an underwritten fixed price or "at the market" marketed bookbuild public offering of the Covered Securities, with respect to which Salomon shall be entitled to designate Salomon Smith Barney Inc. ("SSB") or one or more other affiliates of Salomon as the sole book running manager (an "UNDERWRITTEN OFFERING");

                  (ii) a sale of Covered Securities into the existing trading market for outstanding shares of the same class at other than a fixed price on the Principal Market or to or through a market maker or broker or dealer, with respect to which Salomon shall be entitled to designate SSB or one or more other affiliates of Salomon as the sole agent, executing dealer or other intermediary (a "GRADUAL MARKET DISTRIBUTION");

                  (iii) a privately negotiated agency sale (other than a private placement) involving at least a block of the Covered Securities, with respect to which Salomon shall be entitled to designate SSB or one or more other affiliates of Salomon as the sole agent, executing dealer or other intermediary (a "BLOCK SALE"); or

                  (iv) a sale of Covered Securities other than pursuant to clauses (i) through (iii) (including without limitation a sale of Covered Securities on a private placement basis or a sale otherwise covered by clause (i) but for which SSB or one or more other affiliates of Salomon is not the sole book running manager) in such manner and on such terms and conditions as are agreed by the parties (an "ALTERNATIVE DISTRIBUTION").

         Notwithstanding anything to the contrary herein, (A) Counterparty may not designate an Underwritten Offering as the Manner of Sale for any sale of Covered Securities hereunder unless the conditions set forth in Annex I hereto with respect to such Covered Securities are satisfied or waived by Salomon, and
(B) Counterparty may not designate a Gradual Market Distribution or Block Sale as the Manner of Sale for any sale of Covered Securities hereunder unless (i) the conditions set forth in Annex I hereto with respect to such Covered Securities are satisfied or waived by Salomon or (ii) such sale is entitled to be made and is made in accordance with Rule 144 under the Securities Act and Counterparty shall have furnished to Salomon and, if required, Crown Castle an opinion of counsel reasonably satisfactory to Salomon to such effect and such other certificates and documents required by Crown Castle or reasonably requested by Salomon in connection therewith. If at any time during an Underwritten Offering, Gradual Market Distribution or Block Sale any of the applicable requirements specified in this paragraph or in Annex I hereto are not satisfied, (x) Counterparty shall immediately notify Salomon upon obtaining knowledge thereof and (y) Salomon shall be entitled to stop selling


                              Page 47 of 71 pages

Covered Securities pursuant to such Underwritten Offering, Gradual Market Distribution or Block Sale, in which case such unsold Covered Securities shall be treated for all purposes as Remaining Securities.

                  8.       ADJUSTMENT EVENTS:

         In the event of (i) a subdivision, consolidation or reclassification of any class of Covered Securities into a different number or kind of shares of stock, (ii) a dividend on the Common Shares paid in Common Shares, (iii) a merger or other transaction whereby the outstanding Common Shares are exchanged for another class of securities, securities of another issuer and/or other property, or (iv) any other similar event with respect to the Covered Securities (an "ADJUSTMENT EVENT"), then in each case, Salomon shall make appropriate adjustments to the terms of this Transaction such that the fundamental economic terms of this Transaction are equivalent to those in effect immediately prior to the Adjustment Event.

                  9.       EVENTS OF DEFAULT AND TERMINATION EVENTS:

         (a) EVENTS OF DEFAULT. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party of any of the following events constitutes an event of default (an "EVENT OF DEFAULT") with respect to such party (PROVIDED that an Event of Default with respect to FT shall be deemed an Event of Default with respect to Counterparty):

                  (i) FAILURE TO PAY OR DELIVER. Failure by the party to make, when due, any payment or delivery under this Confirmation required to be made by it if such failure is not remedied on or before the third Business Day after notice of such failure is given to the party;

                  (ii) BREACH OF AGREEMENT. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment or delivery under this Confirmation or to give notice of a Termination Event) to be complied with or performed by the party in accordance with this Confirmation if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

                  (iii)    CREDIT SUPPORT DEFAULT.

                  (1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

                  (2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Confirmation prior to the satisfaction of all obligations of such party under this Transaction without the written consent of the beneficiary under such Credit Support Document; or

                  (3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;


                              Page 48 of 71 pages

                  (iv) MISREPRESENTATION. A representation made by the party or any Credit Support Provider of such party in this Confirmation or any Credit Support Document proves to have been incorrect or misleading in any material respect when made;

                  (v) BANKRUPTCY. The party or any Credit Support Provider of such party (1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
                  (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or
                  (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

                  (vi) MERGER WITHOUT ASSUMPTION. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:

                           (1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Confirmation or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to Salomon, if such party is Counterparty or FT, or Counterparty, if such party is Salomon; or

                           (2) the benefits of any Credit Support Document fail to extend (without the consent of the beneficiary thereof) to the performance by such resulting, surviving or transferee entity of its obligations under this Confirmation.

         (b) TERMINATION EVENTS. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below, a Tax Event Upon Merger if the event is specified in (iii) below, or an Additional Termination Event if the event is specified


                              Page 49 of 71 pages
in (iv) below (PROVIDED that with respect to any Termination Event for which FT would otherwise be deemed an Affected Party or Burdened Party, Counterparty shall be deemed the Affected Party or Burdened Party for such Termination Event):

                  (i) ILLEGALITY. Due to the adoption of, or any change in, any applicable law after the date on which this Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 11(k)) for such party (which will be the Affected Party) (1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of this Transaction or to comply with any other material provision of this Confirmation or (2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to this Transaction;

                  (ii) TAX EVENT. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the Trade Date (regardless of whether such action is taken or brought with respect to a party to this Confirmation) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding date on which a payment is to be made under this Transaction (1) be required to pay to Salomon or Counterparty, as the case may be, an additional amount in respect of an Indemnifiable Tax under Section 13(b)(i)(4) (except in respect of interest under Section 10(d)(ii), 10(e) or 11(h)), or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 10(d)(ii), 10(e) or 11(h)) and no additional amount is required to be paid in respect of such Tax under Section 13(b)(i)(4) (other than by reason of the last sentence thereof); PROVIDED that the imposition of a U.S. withholding tax on any payment from Salomon to Counterparty pursuant to sections 882, 897, 1441 or 1445 of the Internal Revenue Code of 1986, as amended (the "CODE"), or the Treasury regulations thereunder, shall not constitute a Termination Event;

                  (iii) TAX EVENT UPON MERGER. The party (the "BURDENED PARTY") on the next succeeding date on which a payment is to be made under this Transaction will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 13(b)(i)(4) (except in respect of interest under Section 10(d)(ii), 10(e) or 11(h)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the Salomon or an FT Party, as the case may be, is not required to pay an additional amount (other than by reason of the last sentence of Section 13(b)(i)(4)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 9(a)(vi); or

                  (iv) ADDITIONAL TERMINATION EVENT. (1) A Credit Event shall occur, (2) Counterparty shall cease to be wholly owned, directly or indirectly, by FT or (3) Counterparty shall not have posted collateral as required by Section 11(c) (in each case, Counterparty will be the Affected Party).


                              Page 50 of 71 pages

         (c) If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

                  10.      EARLY TERMINATION:

         (a) RIGHT TO TERMINATE FOLLOWING EVENT OF DEFAULT. If at any time an Event of Default with respect to Salomon or Counterparty (the "Defaulting Party") has occurred and is then continuing, the other (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date. Notwithstanding the foregoing, an Early Termination Date will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 9(a)(v)(l),
(3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 9(a)(v)(4) or, to the extent analogous thereto, (8).

         (b)      RIGHT TO TERMINATE FOLLOWING TERMINATION EVENT.

                  (i) NOTICE. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify Salomon or Counterparty, as the case may be, specifying the nature of that Termination Event and will also give such other information about that Termination Event as such other party may reasonably require.

                  (ii) TRANSFER TO AVOID TERMINATION EVENT. If either an Illegality under Section 9(b)(i)(l) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 10(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 10(b)(i) all its rights and obligations under this Confirmation in respect of this Transaction to another of its Affiliates so that such Termination Event ceases to exist.

                  If the Affected Party is not able to make such a transfer it will give notice to whichever of Salomon or Counterparty is not the Affected Party (the "NON-AFFECTED PARTY"), to that effect within such 20 day period, whereupon the Non-Affected Party may effect such a transfer within 30 days after the notice is given under Section 10(b)(i). In addition, each party will use all reasonable efforts to explore additional alternatives to avoid the Termination Event.

                  Any such transfer by Salomon or Counterparty under this
                  Section 10(b)(ii) will be subject to and conditional upon the prior written consent of the other, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

                  (iii)    TWO AFFECTED PARTIES. If an Illegality under
                  Section 9(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to


                              Page 51 of 71 pages
                  reach agreement within 30 days after notice thereof is given under Section 10(b)(i) on action to avoid that Termination Event.

                  (iv)     RIGHT TO TERMINATE. If:

                           (1) a transfer under Section 10(b)(ii) or an agreement under Section 10(b)(iii), as the case may be, has not been effected with respect to this Transaction within 30 days after an Affected Party gives notice under Section 10(b)(i); or

                           (2) an Illegality under Section 9(b)(i)(2) or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

                  either Salomon or Counterparty in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event, or the Non-Affected Party in the case of an Additional Termination Event may, by not more than 20 days notice to Salomon or Counterparty, as appropriate, and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of this Transaction.

         (c)      EFFECT OF DESIGNATION.

                  (i) If notice designating an Early Termination Date is given under Section 10(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

                  (ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Sections 5, 6 or 11(h) will be required to be made, but without prejudice to the other provisions of this Confirmation. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 10(e).

         (d)      CALCULATIONS.

                  (i) STATEMENT. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each of Salomon and Counterparty will make the calculations on its part, if any, contemplated by Section 10(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 10(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid.

                  (ii) PAYMENT DATE. An amount calculated as being due in respect of any Early Termination Date under Section 10(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable


                              Page 52 of 71 pages

                  law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

         (e) PAYMENTS ON EARLY TERMINATION. If an Early Termination Date occurs, the following provisions shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to Set-off.

                  (i) EVENTS OF DEFAULT. If the Early Termination Date results from an Event of Default, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Confirmation. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

                  (ii) TERMINATION EVENTS. If the Early Termination Date results from a Termination Event:

                           (1) ONE AFFECTED PARTY. If there is one Affected Party, the amount payable will be determined in accordance with Section 10(e)(i), except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the Non-Affected Party, respectively.

                           (2) TWO AFFECTED PARTIES. If there are two Affected Parties, each of Salomon and Counterparty will determine its Loss in respect of this Confirmation and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y"). If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

                  (iii) ADJUSTMENTS FOR BANKRUPTCY. In circumstances where an Early Termination Date occurs as a result of the second sentence of Section 10(a), the amount determined under this
                  Section 10(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one of Salomon or Counterparty to the other under this Confirmation (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 10(d)(ii).

                  (iv) DETERMINATION OF LOSS. The parties agree that for purposes of calculating Salomon's Loss under Section 10(d) and
                  (e) in connection with this Transaction, (i) if the disposition of the Covered Securities (other than to an affiliate or to a Permitted Transferee (as defined in the Disposition Agreement)) at the time of an Early Termination Date would be permitted under the terms of the Disposition Agreement, Salomon and its affiliates shall be entitled to dispose of any such Covered Securities over any number of Trading Days in a commercially reasonable manner as Salomon may determine; and (ii) if such a disposition would not be permitted under the terms of the Disposition Agreement, the value of such Covered Securities shall be deemed to be zero. In the case of clause (ii), provided that the FT Parties have paid to Salomon all amounts


                              Page 53 of 71 pages

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                  owing in respect of this Transaction, Salomon will use
                  reasonable efforts to transfer the Covered Securities as directed by Counterparty once such Covered Securities may be transferred in accordance with the Disposition Agreement and will promptly remit to Counterparty the proceeds of such transfer (net of any withholding taxes that are required to be withheld from such sales proceeds), if any, received by Salomon.

         (f) SET-OFF. In addition to any rights of Set-off a party may have as a matter of law or otherwise, upon the occurrence of an Event of Default with respect to Salomon or Counterparty (Counterparty being deemed for this purpose to include FT) ("X"), the other party ("Y") will have the right (but will not be obliged) without prior notice to X or any other person to set-off any obligation of X owing to Y (whether or not arising under this Confirmation, whether or not matured, whether or not contingent and regardless of the currency, place of payment or booking office of the obligation) against any obligation of Y owing to X (whether or not arising under this Confirmation, whether or not matured, whether or not contingent and regardless of the currency, place of payment or booking office of the obligation). For the purpose of cross-currency set-off, Y may convert any obligation to another currency at a market rate reasonably determined by Y. If an obligation is unascertained, Y may in good faith estimate that obligation and set-off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.

                  11.      MISCELLANEOUS:

         (a) NON-AFFILIATE STATUS. Each of the FT Parties represents and warrants to Salomon that neither it nor any of its Affiliates is as of the Trade Date, and agrees that none of them will during the term of this Transaction become, (i) an "affiliate" of Crown Castle within the meaning of the Securities Act or (ii) an officer, director or, individually or in the aggregate, a beneficial owner of more than 10% of any class of equity securities of Crown Castle required to file reports pursuant to Section 16(a) of the Exchange Act.

         (b) CONDITIONS PRECEDENT. It shall be a condition precedent to the obligations of the parties hereunder that (i) each of the FT Parties shall have executed and delivered the Purchase Agreement and (ii) the purchase and sale of the Covered Securities shall have occurred in accordance with the terms thereof. It shall be a condition precedent to the obligations of Salomon hereunder that FT (the "GUARANTOR") shall have executed on or prior to the Trade Date a guaranty of Counterparty's obligations hereunder (together with any successor guaranty issued pursuant to subsection (c) below, the "GUARANTY") in form and substance satisfactory to Salomon.

         (c) GUARANTY. (i) FT agrees to use its best efforts to request its board of directors to approve no later than March 21, 2002 the extension of the duration of the Guaranty during which claims must be filed to a term of three years from the date hereof, subject to reinstatement as provided in the Guaranty, and to increase the maximum amount authorized to be paid thereunder to an amount (calculated, if necessary, using applicable U.S. dollar/French franc spot exchange rates (or any replacement for such rates) prevailing at the time of the board action) at least equal to 150% multiplied by the Initial Notional Amount. Upon receipt of such authorization, FT shall within 3 Business Days execute and deliver a substitute Guaranty in favor of Salomon reflecting such new duration and maximum amount in form and substance satisfactory to Salomon and shall deliver to Salomon an opinion of counsel satisfactory to Salomon covering such matters relating to such substitute Guaranty as Salomon shall reasonably request. If FT has not obtained such authorization and executed and delivered such substitute Guaranty by March 21, 2002, unless otherwise agreed by Salomon, Counterparty shall be required to post U.S. dollar cash collateral to Salomon or Salomon's nominee within 3 Business Days in an amount equal to the


                              Page 54 of 71 pages

Initial Notional Amount, pursuant to a pledge agreement satisfactory to Salomon, which pledge agreement shall provide for the payment of interest by Salomon to Counterparty on any such posted collateral at a market rate as agreed by the parties.

                  (ii) If (A) at any time prior to March 21, 2002 or (B) at any time on or following such date, if Counterparty has not posted collateral in accordance with subparagraph (i) above, the maximum amount payable by FT under the Guaranty is less than 125% multiplied by the sum of (1) all accrued and unpaid amounts payable by Counterparty pursuant to Section 5 and (2) the greater of (x) one-half of the Outstanding Notional Amount and (y) the difference between the Outstanding Notional Amount and one-half of the value of the Remaining Securities as determined by Salomon in a commercially reasonable manner (calculated, if necessary, using applicable U.S. dollar/French franc spot exchange rates (or any replacement for such rates) prevailing at such time), unless otherwise agreed by Salomon, Counterparty shall be required to post U.S. dollar cash collateral to Salomon or Salomon's nominee within 4 Business Days in an amount at least equal to the amount of such shortfall, pursuant to a pledge agreement satisfactory to Salomon, which pledge agreement shall provide for the payment of interest by Salomon to Counterparty on any such posted collateral at a market rate as agreed by the parties.

         (d) FUNDING COST ADJUSTMENT. If a Settlement Date occurs on a date that is not a Floating Amount Payment Date, and the Breakage Amount for such Settlement Date is positive, Counterparty shall pay such amount to Salomon on such Settlement Date. The "BREAKAGE AMOUNT" shall mean, for any Settlement Date, an amount equal to the product of (i) (A) the LIBOR rate in effect for the Calculation Period in which the Settlement Date occurs MINUS (B) LIBOR with a designated maturity equal to the period from and including such Settlement Date to but excluding the next Floating Amount Payment Date, calculated as of the start of such period, (ii) the number of days in such period, (iii) the aggregate Initial Price for all Covered Securities sold on the related Sale Date, and (iv) 1/360.

         (e) NETTING. The respective cash payment obligations on any day of the FT Parties, on the one hand, and Salomon, on the other, with respect to this Transaction and the Purchase Agreement (but no other transactions) shall be netted. Salomon will provide Counterparty a schedule of payments being netted with respect to any such day.

         (f) INCREASED COSTS. If Salomon determines that from the Trade Date (i) due to either (x) the introduction of or any change in or in the interpretation of any law or regulation or (y) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to Salomon or its affiliates of engaging in this Transaction or related transactions, or (ii) compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) increases or would increase the amount of any capital required or expected to be maintained by Salomon or any affiliate of Salomon as a direct or indirect consequence of this Transaction ("INCREASED COSTS"), then the FT Parties, jointly and severally, shall from time to time until this Transaction is no longer outstanding, promptly upon demand by Salomon, convey to Salomon additional amounts sufficient to compensate Salomon for such Increased Costs as are incurred. A certificate as to the amount of Increased Costs, submitted to the FT Parties by Salomon, shall be conclusive and binding for all purposes absent manifest error.

         (g) CREDIT SUPPORT DOCUMENT. The Guaranty shall be a "Credit Support Document" with respect to Counterparty, and the Guarantor shall be a "Credit Support Provider" with respect to Counterparty.


                              Page 55 of 71 pages

         (h) DEFAULT INTEREST. Prior to the occurrence or effective designation of an Early Termination Date, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 10(c), be required to pay interest (before as well as after judgment) on the overdue amount to the party entitled to receive such defaulted payment on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

         (i) CALCULATION AGENT. Salomon shall make all calculations, adjustments and determinations required pursuant to this Transaction. Salomon's calculations, adjustments and determinations shall be made in good faith and shall be binding absent manifest error; PROVIDED that if Counterparty disputes any calculation of a Floating Amount, Settlement Floating Amount or Breakage Amount (or any component thereof) or an adjustment pursuant to Section 8, Counterparty and Salomon agree to jointly appoint an independent third party equity derivatives dealer with experience in transactions similar to this transaction to make such calculation or adjustment (or if Counterparty and Salomon do not agree on such a third party, each of Counterparty and Salomon shall choose such a third party, and such third parties shall appoint another such third party to make such calculation or adjustment). The calculation or adjustment by such third party shall be binding on the FT Parties and Salomon. The expenses of such third party shall be borne equally by the FT Parties (jointly and severally), on the one hand, and Salomon, on the other.

         (j) EXPENSES. A Defaulting Party will, on demand, indemnify and hold harmless the Non-defaulting Party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Confirmation or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of this Transaction, including, but not limited to, costs of collection; provided that if Counterparty is the Defaulting Party, FT shall be jointly and severally liable for its obligations under this subsection.

         (k) MAINTAIN AUTHORIZATIONS. Each party agrees that it will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Confirmation and will use all reasonable efforts to obtain any that may become necessary in the future.

         (l) COMPLY WITH LAWS. Each party agrees that it will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Confirmation.

         (m) PAYMENT OF STAMP TAX. Each party agrees that, subject to subsection (j) above, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Confirmation by a jurisdiction in which it is incorporated, organized, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Confirmation is located ("Stamp Tax Jurisdiction") and will indemnify Salomon, if such party is FT or Counterparty, or Counterparty, if such party is Salomon, against any Stamp Tax levied or imposed upon such other party or in respect of such other party's execution or performance of this Confirmation by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.


                              Page 56 of 71 pages

         (n) TRANSFER. Subject to Section 10(b)(ii), neither this Confirmation nor any interest or obligation in or under this Confirmation may be transferred (whether by way of security or otherwise) by either of the FT Parties, on the one hand, or by Salomon, on the other, without the prior written consent of the other, except that:

                  (i) a party may make such a transfer of this Confirmation pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Confirmation); and

                  (ii) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 10(e).

         Any purported transfer that is not in compliance with this subsection will be void.

         (o) ENTIRE AGREEMENT. This Confirmation, together with the Purchase Agreement, Disposition Agreement and Guaranty, constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

         (p) AMENDMENTS. No amendment, modification or waiver in respect of this Confirmation will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

         (q) SURVIVAL OF OBLIGATIONS. Without prejudice to Sections 2 and 10(c)(ii), the obligations of the parties under this Confirmation will survive the termination of this Transaction.

         (r) REMEDIES CUMULATIVE. Except as provided in this Confirmation, the rights, powers, remedies and privileges provided in this Confirmation are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law. A failure or delay in exercising any right, power or privilege in respect of this Confirmation will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

         (s) COUNTERPARTS. This Confirmation (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

         (t) SERVICE OF PROCESS. The parties irrevocably consent to service of process given in the manner provided for notices in Section 17. In addition, each of FT and Counterparty shall irrevocably appoint and maintain so long as it has any obligation under this Agreement an agent in New York City to receive, for it and on its behalf, service of process in any action, suit or proceedings relating to this Confirmation ("Proceedings"), and shall promptly notify Salomon of the name and address of such agent and of any change thereof. Nothing in this Confirmation will affect the right of a party to serve process in any other manner permitted by law.

         (u) WAIVER OF IMMUNITIES. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use),


                              Page 57 of 71 pages
all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings; PROVIDED that such waiver shall not apply to the assets of FT that are allocated to its public service mission, in accordance with the provisions of Article 23-1 of Act No. 90-568, dated July 2, 1990, as amended by Act No. 96-660, dated July 26, 1996, to the extent required by such provisions.

         (v) CONSENT TO RECORDING. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with this Transaction and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of it and its affiliates.

         (w) SEVERABILITY; ILLEGALITY. If compliance by a party with any provision of this Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of this Transaction shall not be invalidated, but shall remain in full force and effect.

         (x) CASH PAYMENTS. All references herein to "dollars" or "$" are to U.S. dollars. All amounts payable in cash shall be payable in dollars in immediately available funds.

         (y) WAIVER OF TRIAL BY JURY. Each PARTY hereby irrevocably waives (on its own behalf and, to the extent permitted by applicable law, on behalf of its stockholders) all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Transaction or the actions of Salomon or its affiliates in the negotiation, performance or enforcement hereof.

         (z) TRADING ACTIVITY. Each of the FT Parties acknowledges that the proprietary trading and other activities and transactions of Salomon and its affiliates may adversely affect the price at which Covered Securities are sold pursuant to Section 7.

         (aa) DELIVERY OF OPINION. On the date hereof, Counterparty and FT will provide to Salomon opinions of counsel regarding this Transaction in form and substance reasonably satisfactory to Salomon.

                  12.      INDEMNIFICATION BY FT PARTIES AND CONTRIBUTION:

         (a) Each of the FT Parties agrees, jointly and severally (each, in such capacity, an "INDEMNIFYING PARTY"), to indemnify and hold harmless Salomon, its affiliates, their respective directors, officers and employees and each person who controls Salomon or its affiliates within the meaning of either the Securities Act or the Exchange Act (each, an "INDEMNIFIED PARTY") against, and each Indemnifying Party agrees that no Indemnified Party shall have any liability to the Indemnifying Parties or any of their affiliates, officers, directors, or employees for, any liability (whether direct or indirect, in contract, tort or otherwise) for, any losses, claims, damages, liabilities or expenses, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims,


                              Page 58 of 71 pages
damages, liabilities or expenses (or actions, claims, investigations or proceedings in respect thereof, whether commenced or threatened) (A) arise out of or relate to the breach by an Indemnifying Party of any provision hereunder or the failure of any representation by an Indemnifying Party to have been true and correct when made, or from an allegation by a third party (other than an Indemnified Party) that an Indemnifying Party acted or failed to act in a manner that, as alleged, would have constituted such a breach or failure, (B) arise out of or relate to actions or failures to act by an Indemnified Party with the consent of, at the direction of or in reliance on an Indemnifying Party, or (C) otherwise arise out of or relate to this Transaction, the Purchase Agreement or any related transactions; PROVIDED that clause (A) shall not apply to the extent, but only to the extent, that a false allegation regarding the breach or failure by an Indemnifying Party resulted primarily from the gross negligence or willful misconduct of an Indemnified Party; PROVIDED, FURTHER, that clauses (B) and (C) shall not apply to the extent, but only to the extent, that any losses, claims, damages, liabilities or expenses of an Indemnified Party have resulted from the gross negligence or willful misconduct of an Indemnified Party. Each Indemnifying Party jointly and severally agrees, promptly on demand, to reimburse each such Indemnified Party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, expense or action. This indemnity agreement shall be in addition to any liability which the Indemnifying Parties may otherwise have.

         (b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party under subsection (a) above, notify such Indemnifying Party in writing of the commencement thereof, but the omission so to notify an Indemnifying Party will not relieve such Indemnifying Party from any liability which it may have to any Indemnified Party otherwise than under subsection (a) or, in respect of subsection (a), to the extent that such Indemnifying Party was not materially prejudiced by such failure to notify. In case any such action is brought against any Indemnified Party, and it notifies an Indemnifying Party of the commencement thereof, such Indemnifying Party will be entitled to participate therein, and to the extent that it may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party to assume the defense thereof, with counsel satisfactory to such Indemnified Party; PROVIDED that if the defendants in any such action include both the Indemnified Party and an Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to such Indemnifying Party, the Indemnified Party or Parties shall have the right to select separate counsel to represent such Indemnified Party or parties. Upon receipt of notice from an Indemnifying Party to such Indemnified Party of its election so to assume the defense of such action and approval by the Indemnified Party of counsel, such Indemnifying Party will not be liable to such Indemnified Party under subsection (a) above for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof unless
(A) the Indemnified Party shall have employed separate counsel in accordance with the proviso to the next preceding sentence (it being understood, however, that the Indemnifying Parties shall not be liable for the expenses of more than one separate counsel (in addition to local counsel), representing the Indemnified Parties who are parties to such action), (B) an Indemnifying Party shall not have employed counsel satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of commencement of the action or (C) an Indemnifying Party has authorized the employment of counsel for the Indemnified Party at the expense of such Indemnifying Party; and except that, if clause (A) or (C) is applicable, such liability shall be only in respect of the counsel referred to in such clause (A) or (C). An Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there shall be a final judgment for the plaintiff, the Indemnifying Parties agree, jointly and severally, to indemnify the Indemnified Party from and against any loss or liability by


                              Page 59 of 71 pages
reason of such settlement or judgment. An Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising from such proceeding.

         (c)      If for any reason the indemnification pursuant to subsection
(a) above is unavailable to any Indemnified Party or insufficient to hold it harmless, then the Indemnifying Parties shall contribute, jointly and severally, to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by Counterparty, on the one hand, and such Indemnified Party, on the other, pursuant to this Transaction or any related transactions or, to the extent such allocation is unavailable for any reason, in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Indemnifying Parties and such Indemnified Party with respect to such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by Counterparty, on the one hand, and such Indemnified Party, on the other, shall be in the same proportion as the aggregate Initial Price for all Covered Securities bears to the market value of the Transaction to Salomon on the date hereof (as reasonably determined by the Calculation Agent).

                  13.      TAX MATTERS.

         (a) CERTAIN INFORMATION. Each of the FT Parties, on the one hand, and Salomon, on the other, agrees that, so long as it has or may have any obligation under this Confirmation, it will, upon reasonable demand by the other, deliver to the other, or to such government or taxing authority as the other reasonably directs, any form or document that may be required or reasonably requested in writing in order to allow such party or its Credit Support Provider to make a payment under this Confirmation or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification as soon as reasonably practicable following such demand.

         (b) DEDUCTION OR WITHHOLDING OF TAX. Except as otherwise provided in subsection (c) below:

                  (i) All payments under this Confirmation will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect; PROVIDED that this Section 13(b)(i) shall not apply to any amounts required to be withheld with respect to dividends paid on or the proceeds of the sale of Covered Securities pursuant to sections 882, 897, 1441 or 1445 of the Code or the Treasury regulations thereunder. If a party is so required to deduct or withhold, then that party ("X") will:

                            (1) promptly notify the party entitled to receive such payment ("Y") of such requirement;

                            (2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any


                              Page 60 of 71 pages

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                            additional amount paid by X to Y under this Section
                            13(b)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

                            (3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

                            (4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or
                            Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for the failure by Y to comply with or perform its obligations under subsection (a) above.

                  (ii)     If:

                            (1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 13(b)(i)(4);

                            (2)    X does not so deduct or withhold; and

                            (3) a liability resulting from such Tax is assessed directly against X, then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform its obligations under subsection (a)).

         (c)      Notwithstanding anything to the contrary herein:

                  (i) CHARACTERIZATION OF THE TRANSACTION. Counterparty, FT and Salomon each agree to treat the transactions contemplated by this Transaction and the Purchase Agreement for U.S. federal, state and local income tax purposes only as a single integrated transaction (the "INTEGRATED TRANSACTION") constituting a loan by Salomon to Counterparty secured by the Covered Securities (but for all other purposes as a sale and an equity swap and not, for the avoidance of doubt, as a transaction by which beneficial ownership of the Covered Securities shall rest in Counterparty or FT). Counterparty, FT and Salomon each agree to report the Integrated Transaction as a loan on any U.S. federal, state and local tax return or filing it may submit, and agree not to take any position on such return or filing, or take any other U.S. federal, state or local tax reporting position, inconsistent with the treatment of the Integrated Transaction as a loan.


                              Page 61 of 71 pages

                  (ii) TAX PAYMENTS. The FT Parties agree, jointly and severally, to satisfy any and all of its tax payment obligations that may arise in connection with the payments made by Salomon to Counterparty under this Transaction and will make all of the required tax payments directly to the relevant tax authorities; PROVIDED, HOWEVER, that Salomon shall withhold from any payment to Counterparty under this Confirmation any U.S. federal tax that it may be required to withhold pursuant to sections 881 and 1441 of the Code and the Treasury regulations thereunder.

                  (iii) INDEMNITY FOR CERTAIN TAXES. The FT Parties agree, jointly and severally, to indemnify and save Salomon harmless from any and all taxes, however denominated, including any interest or penalties that may become payable in respect thereof, imposed on Salomon, and any costs or expenses that Salomon may incur, in respect of U.S. taxes due on any payments from Salomon to Counterparty under this Transaction, other than any U.S. withholding tax payable by Salomon pursuant to sections 881 and 1441 of the Code.

                  (iv) NOTICE OF CLAIMS. Upon receipt by Salomon of notice of any claim by or dispute with the U.S. taxing authority relating to taxes covered by this Section 13(c), Salomon will notify Counterparty of such notice or claim promptly but in any event within fifteen (15) days; PROVIDED, HOWEVER, that Salomon's failure to notify Counterparty of such notice or claim shall not relieve Counterparty or FT from any liability under this Section 13(c) except to the extent Counterparty or FT, as the case may be, has been materially prejudiced by such failure.

                  (v) CONTESTS. Salomon will have the right to determine, in its sole discretion but in consultation with Counterparty, whether to contest any claim for which it would be indemnified pursuant to this Section 13(c); PROVIDED that Salomon will not unreasonably reject a request by Counterparty to contest such claim or dispute. Salomon retains the right to conduct in its sole discretion the defense of any claim or dispute for which it would be indemnified pursuant to this Section 13(c), although Salomon hereby agrees to consult with Counterparty in connection therewith while making Salomon's best efforts to take into account both the interest of Citigroup Inc. and the interest of Counterparty in such contest (although, as described above, any decisions relating to the conduct of the defense will be made by Salomon in its sole discretion). Salomon and Counterparty hereby stipulate that a decision not to contest a claim would be unreasonable if the specific issue to be contested is whether the Common Shares are "regularly traded" within the meaning of Regulation Section 1.897- 9T(d), and, Salomon will consult with Counterparty in all material aspects of the planning of the defense strategy and in all material decisions relating to the conduct of the defense while making Salomon's best efforts to take into account both the interest of Citigroup Inc. and the interest of Counterparty in such contest (although, as described above, any decisions relating to the conduct of the defense will be made by Salomon in its sole discretion).

                  (vi) RECORDS AND INFORMATION. Upon a reasonable request by the other, Salomon, on the one hand, and the FT Parties, on the other, each will make available to the other and to any U.S. federal tax authority, all information, records or documents relating to any taxes covered by this Section 13(c). Each of Salomon, Counterparty and FT will


                              Page 62 of 71 pages
                  preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

                  (vii) SURVIVAL. Notwithstanding anything to the contrary in this Confirmation, all obligations under this Section 13(c) shall survive and continue until 30 days following the expiration of the applicable statute of limitations or extensions thereof.

                  14.      CONTRACTUAL CURRENCY:

         (a) PAYMENT IN THE CONTRACTUAL CURRENCY. Each payment under this Confirmation will be made in the relevant currency specified in this Confirmation for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Confirmation in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Confirmation. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Confirmation, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Confirmation, the party receiving the payment will refund promptly the amount of such excess.

         (b) JUDGMENTS. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Confirmation, (ii) for the payment of any amount relating to any early termination in respect of this Confirmation or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the payor the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the payor any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

         (c) SEPARATE INDEMNITIES. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Confirmation, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Confirmation.


                              Page 63 of 71 pages

         (d) EVIDENCE OF LOSS. For the purpose of this Section 14, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

                  15.      REPRESENTATIONS:

         (a) Each party represents to each other party as of the Trade Date that:

                  (i) It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

                  (ii) It has the power to execute this Confirmation and any other documentation relating to this Confirmation to which it is a party, to deliver this Confirmation and any other documentation relating to this Confirmation that it is required by this Confirmation to deliver and to perform its obligations under this Confirmation and has taken all necessary action to authorize such execution, delivery and performance;

                  (iii) Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

                  (iv) All governmental and other consents that are required to have been obtained by it with respect to this Confirmation have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

                  (v) Its obligations under this Confirmation constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

                  (vi) No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Confirmation.

                  (vii) There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Confirmation or its ability to perform its obligations under this Confirmation.

                  (viii) It is acting as principal for its own account and not as agent when entering into this Transaction;

                  (ix) It has sufficient knowledge and expertise to enter into this Transaction and it is entering into this Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as its deems necessary and not upon any view expressed by the other. It has made its own independent decision to enter into this Transaction, is acting at arm's


                              Page 64 of 71 pages
                  length and is not relying on any communication (written or oral) of the other party as a recommendation or investment advice regarding this Transaction. It has the capability to evaluate and understand (on its own behalf or through independent professional advice), and does understand, the terms, conditions and risks of this Transaction and is willing to accept those terms and conditions and to assume (financially and otherwise) those risks. It acknowledges and agrees that the other party is not acting as a fiduciary or advisor to it in connection with this Transaction. It is entering into this Transaction in connection with a line of business and not for purposes of speculation; and

                  (x)      It is an "accredited investor" as defined in
                  Section 2(a)(15)(ii) of the Securities Act and an "eligible swap participant" as such term is defined in 17 C.F.R.
                  Section 35.1(b)(2).

         (b) Each of the FT Parties represents as of the Trade Date to Salomon that:

                  (i) It understands that no obligations of Salomon to it hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Salomon or any governmental agency;

                  (ii) Its investments in and liabilities in respect of this Transaction, which it understands is not readily marketable, are not disproportionate to its net worth, and it is able to bear any loss in connection with this Transaction, including the loss of its entire investment in this Transaction;

                  (iii) It understands that this Transaction and, except as provided in Section 7 and Annex I, the transactions contemplated herein will not be registered under the Securities Act or any state securities law or other applicable federal securities law;

                  (iv) Counterparty is wholly owned, directly or indirectly, by FT;

                  (v) No part of the amounts received by Counterparty under this Transaction or the Purchase Agreement will be used for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying margin stock (as such terms are used in Regulations U or X of the Board of Governors of the Federal Reserve System); and

                  (vi) IT UNDERSTANDS THAT THIS TRANSACTION IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS.

                  16.      ACCOUNTS FOR PAYMENT:

                  To Salomon:          To be advised.

                  To Counterparty:     To be advised.


                              Page 65 of 71 pages

                  17.      NOTICES:

         (a) EFFECTIVENESS. Any notice or other communication in respect of this Confirmation may be given in any manner set forth below (except that a notice or other communication under Section 9 or 10 may not be given by facsimile transmission or electronic messaging system) to the address or number provided in subsection (b) and will be deemed effective as indicated:

                  (i) if in writing and delivered in person or by courier, on the date it is delivered;

                  (ii) if sent by telex, on the date the recipient's answerback is received;

                  (iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine); or

                  (iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted,

         unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

         (b) ADDRESSES. All notices or communications to Counterparty, FT or Salomon shall be delivered to the following addresses (or such other address as such party shall specify by notice to the other):

                  To Salomon:          Salomon Brothers International Limited
                                       Victoria Plaza
                                       111 Buckingham Palace Road
                                       London SW1W 0SB
                                       England
                  Attention:           Jason Shrednick
                  Facsimile:           44-20-7721-4363
                  Telephone:           44-20-7721-4292

                  with a copy to:      Donald A. Bendernagel, Esq.
                                       Salomon Brothers Holding Company Inc
                                       388 Greenwich Street - 20th Floor
                                       New York, New York 10013
                  Facsimile:           (212) 816-4223
                  Telephone:           (212) 816-2747

                  To FT:               France Telecom S.A.
                                       Direction Juridique et Fiscale
                                       6 place d'Alleray
                                       75505 Paris Cedex 15
                  Attention:           Jean-Philippe Roulet


                              Page 66 of 71 pages

                  Facsimile:           33-1-44-44-03-67
                  Telephone:           33-1-44-44-94-38

                  with a copy to:      Olivier Froissart
                                       Direction des Operations de Fusions
                                       et Acquisitions
                                       France Telecom S.A.
                                       6 place d'Alleray
                                       75505 Paris Cedex 15
                  Facsimile:           33-1-44-44-11-61
                  Telephone:           33-1-44-44-24-36

                  To Counterparty:     Transmission Future Networks B.V.
                                       Strawinskylaan 3501
                                       1077ZX Amsterdam
                                       Netherlands
                  Attention:           Gregory Richardson
                  Facsimile:           31-2-07-10-50-01
                  Telephone:           To be advised

                  with a copy to FT

                  18.      ADDITIONAL DEFINITIONS:

         As used in this Confirmation,

         "AFFILIATE" means, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

         "APPLICABLE RATE" means (i) in respect of obligations payable or deliverable (or which would have been but for Section 2) by a Defaulting Party, the Default Rate, (ii) in respect of an obligation to pay an amount under
Section 10(e) of a party from and after the date (determined in accordance with Section 10(d)(ii)) on which that amount is payable, the Default Rate, (iii) in respect of all other obligations payable or deliverable (or which would have been but for Section 2) by a Non-defaulting Party, the Non-default Rate; and
(iv) in all other cases, the Termination Rate.

         "CHANGE IN TAX LAW" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which this Transaction is entered into.

         "CONSENT" includes a consent, approval, action, authorization, exemption, notice, filing, registration or exchange control consent.

         "DEFAULT RATE" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.


                              Page 67 of 71 pages

         "EARLY TERMINATION DATE" means the date determined in accordance with
Section 10(a) or 10(b)(iv).

         "INDEMNIFIABLE TAX" means any Tax other than a Tax that would not be imposed in respect of a payment under this Confirmation but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organized, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Confirmation).

         "LAW" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "LAWFUL" and "UNLAWFUL" will be construed accordingly.

         "LOSS" means, with respect to this Confirmation and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Confirmation, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11(j). A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

         "NON-DEFAULT RATE" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

         "POTENTIAL EVENT OF DEFAULT" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

         "SET-OFF" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 10 is entitled or subject (whether arising under this Confirmation, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

         "STAMP TAX" means any stamp, registration, documentation or similar tax.

         "TAX" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Confirmation other than a stamp, registration, documentation or similar tax.

         "TERMINATION CURRENCY" meaning U.S. dollars.


                              Page 68 of 71 pages

         "TERMINATION CURRENCY EQUIVALENT" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "OTHER CURRENCY"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Loss is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 10(e), be selected in good faith by that party and otherwise will be agreed by the parties.

         "TERMINATION EVENT" means an Illegality, a Tax Event, a Tax Event Upon Merger or an Additional Termination Event.

         "TERMINATION RATE" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.


                              Page 69 of 71 pages

                                       Yours sincerely,

                                       SALOMON BROTHERS INTERNATIONAL LIMITED

                                       By: /s/ Thomas Petrone
                                          ------------------------------
                                          Authorized Representative

Confirmed as of the date first above written:

TRANSMISSION FUTURE NETWORKS B.V.

By: /s/ G.J. Van Der Ploeg
   ------------------------------
    Name:   G.J. van der Ploeg
    Title:  Director

FRANCE TELECOM S.A.

By: /s/ Eric Bouvier
   ------------------------------
    Name:   Eric Bouvier
    Title:  Senior Vice President


                              Page 70 of 71 pages

                                     ANNEX I

                    Conditions for Underwritten Offerings and
              Certain Gradual Market Distributions and Block Sales

         The following conditions shall apply to the sale of Covered Securities pursuant to Underwritten Offerings, Gradual Market Distributions and Block Sales to the extent set forth in Section 7(d) of the Confirmation of which this Annex I forms a part.

         1. The registration rights provided in the Disposition Agreement (the "REGISTRATION PROVISIONS") shall be in full force and effect, and Salomon (or its "Permitted Transferee" (as defined in the Disposition Agreement)) shall be entitled to the benefit of such Registration Provisions in connection with the sale of all such Covered Securities.

         2. (i) Crown Castle shall have made available pursuant to the Registration Provisions an effective registration statement and one or more prospectuses as necessary to allow Salomon (or any such Permitted Transferee) to comply with the applicable prospectus delivery requirements for the resale by Salomon (or such Permitted Transferee) of all such Covered Securities; (ii) such registration statement shall be effective and such prospectuses shall be current on any Trading Day on which any Covered Securities are to be sold pursuant to an Underwritten Offering, Gradual Market Distribution or Block Sale; (iii) Crown Castle shall not have notified Counterparty, Salomon or any underwriter, pursuant to Section 1.04(f) of the Registration Provisions or otherwise, of the happening of any event as a result of which such prospectuses include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and
(iv) Crown Castle shall not have exercised its rights under Section 1.09(a) of the Registration Provisions to suspend its obligation to cause such registration statement to become or remain effective in respect of any such Trading Day.

         3. Crown Castle shall have provided to Salomon and its affiliates and any underwriter (i) the opportunity to perform such due diligence as requested by Salomon and its affiliates or the underwriter, including, without limitation, the opportunity to review financial and other records and corporate documents of Crown Castle and to make inquiries of officers of Crown Castle, as provided in Section 1.04(h) of the Registration Provisions, and (ii) the opinions of counsel and comfort letter described in Section 1.04(g) of the Registration Provisions. The results of such due diligence and such opinion of counsel and comfort letter shall be satisfactory to Salomon.

         4. Crown Castle shall have caused all such Covered Securities to be listed on the Principal Market and each other exchange or quotation system on which the Covered Securities are then traded or quoted.

         5. Crown Castle shall have complied with all of its other obligations pursuant to the Registration Provisions.

         6. In the case of an Underwritten Offering, all conditions precedent to the underwriter's obligations under the underwriting agreement shall have been satisfied or waived.

         7. Counterparty and/or FT shall have paid all costs and expenses (including, without limitation, fees, expenses and disbursements of counsel) incurred by Salomon and its affiliates in connection with the Underwritten Offering, Gradual Market Distribution or Block Sale, as the case may be.


                                      I-1

                              Page 71 of 71 pages